Registration No.  333-126498
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1015

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on September 30, 2005 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


              The Dow(sm) Dividend And Repurchase Target 10
                   Portfolio, 4th Quarter 2005 Series
         The Dow(sm) Target 5 Portfolio, 4th Quarter 2005 Series
           Global Target 15 Portfolio, 4th Quarter 2005 Series
       The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series
   NYSE(R) International Target 25 Portfolio, 4th Quarter 2005 Series
          The S&P Target 24 Portfolio, 4th Quarter 2005 Series
          S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series Target Double Play Portfolio, 4th Quarter 2005 Series Target Focus Four Portfolio, 4th Quarter 2005 Series
           Target Small-Cap Portfolio, 4th Quarter 2005 Series
     Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series

                                 FT 1015

FT 1015 is a series of a unit investment trust, the FT Series. FT 1015 consists of 12 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              FIRST TRUST (R)

                               1-800-621-9533


            The date of this prospectus is September 30, 2005

                             Table of Contents

Summary of Essential Information                                    3
Fee Table                                                           7
Report of Independent Registered Public Accounting Firm            10
Statements of Net Assets                                           11
Schedules of Investments                                           15
The FT Series                                                      34
Portfolios                                                         34
Risk Factors                                                       40
Hypothetical Performance Information                               44
Public Offering                                                    47
Distribution of Units                                              49
The Sponsor's Profits                                              51
The Secondary Market                                               51
How We Purchase Units                                              51
Expenses and Charges                                               51
Tax Status                                                         52
Retirement Plans                                                   55
Rights of Unit Holders                                             55
Income and Capital Distributions                                   56
Redeeming Your Units                                               56
Investing in a New Trust                                           57
Removing Securities from a Trust                                   58
Amending or Terminating the Indenture                              58
Information on the Sponsor, Trustee and Evaluator                  59
Other Information                                                  60

                      Summary of Essential Information

                                  FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                         The Dow(sm)       The Dow(sm)       Global
                                                                         DART 10           Target 5          Target 15
                                                                         Portfolio, 4th    Portfolio, 4th    Portfolio, 4th
                                                                         Quarter 2005      Quarter 2005      Quarter 2005
                                                                         Series            Series            Series
                                                                         ____________      ____________      ____________
Initial Number of Units (1)                                                   15,002            15,001            14,999
Fractional Undivided Interest in the Trust per Unit (1)                     1/15,002          1/15,001          1/14,999
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)         $    9.900           $ 9.900           $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
       (2.980% of the net amount invested, exclusive of the deferred sales
        charge and creation and development fee) (3)                      $     .295           $  .295           $  .295
   Less Deferred Sales Charge per Unit                                    $    (.145)          $ (.145)          $ (.145)
   Less Creation and Development Fee per Unit                             $    (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                        $   10.000           $10.000           $10.000
Sponsor's Initial Repurchase Price per Unit (5)                           $    9.755           $ 9.755           $ 9.755
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)              $    9.755           $ 9.755           $ 9.755
Estimated Net Annual Distribution per Unit (6)                            $    .3000           $ .4793           $ .4489
Cash CUSIP Number                                                         30269U 304        30269U 353        30269U 403
Reinvestment CUSIP Number                                                 30269U 312        30269U 361        30269U 411
Fee Accounts Cash CUSIP Number                                            30269U 320        30269U 379        30269U 429
Fee Accounts Reinvestment CUSIP Number                                    30269U 338        30269U 387        30269U 437
Security Code                                                                 039525            039529            039533
Ticker Symbol                                                                 FTDROX            FTFIOX            FTGLOX

First Settlement Date                                 October 5, 2005
Mandatory Termination Date (7)                        December 29, 2006
Rollover Notification Date (8)                        December 1, 2006
Special Redemption and Liquidation Period (8)         December 15, 2006 to December 29, 2006
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2005.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2005.

____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                  FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                                            NYSE (R)
                                                                          The Nasdaq (R)    International     The S&P
                                                                          Target 15         Target 25         Target 24
                                                                          Portfolio, 4th    Portfolio, 4th    Portfolio, 4th
                                                                          Quarter 2005      Quarter 2005      Quarter 2005
                                                                          Series            Series            Series
                                                                          ___________       ____________      ____________
Initial Number of Units (1)                                                   15,005            14,994            14,995
Fractional Undivided Interest in the Trust per Unit (1)                     1/15,005          1/14,994          1/14,995
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)         $    9.900           $ 9.900           $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
       (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)                 $     .295           $  .295           $  .295
   Less Deferred Sales Charge per Unit                                    $    (.145)          $ (.145)          $ (.145)
   Less Creation and Development Fee per Unit                             $    (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                        $   10.000           $10.000           $10.000
Sponsor's Initial Repurchase Price per Unit (5)                           $    9.755           $ 9.755           $ 9.755
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)              $    9.755           $ 9.755           $ 9.755
Estimated Net Annual Distribution per Unit (6)                            $    .0311           $ .2042           $ .0862
Cash CUSIP Number                                                         30269U 452        30269U 502        30269U 551
Reinvestment CUSIP Number                                                 30269U 460        30269U 510        30269U 569
Fee Accounts Cash CUSIP Number                                            30269U 478        30269U 528        30269U 577
Fee Accounts Reinvestment CUSIP Number                                    30269U 486        30269U 536        30269U 585
Security Code                                                                 039537            039541            039545
Ticker Symbol                                                                 FTNQOX            FTINOX            FTSPOX

First Settlement Date                                 October 5, 2005
Mandatory Termination Date (7)                        December 29, 2006
Rollover Notification Date (8)                        December 1, 2006
Special Redemption and Liquidation Period (8)         December 15, 2006 to December 29, 2006
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2005.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2005.

____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                  FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                         S&P               Target            Target
                                                                         Target SMid 60    Double Play       Focus Four
                                                                         Portfolio, 4th    Portfolio, 4th    Portfolio, 4th
                                                                         Quarter 2005      Quarter 2005      Quarter 2005
                                                                         Series            Series            Series
                                                                         ____________      ____________      ____________
Initial Number of Units (1)                                                   15,005            14,996            40,008
Fractional Undivided Interest in the Trust per Unit (1)                     1/15,005          1/14,996          1/40,008
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)         $    9.900           $ 9.900           $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
      sales charge and creation and development fee) (3)                  $     .295           $  .295           $  .295
   Less Deferred Sales Charge per Unit                                    $    (.145)          $ (.145)          $ (.145)
   Less Creation and Development Fee per Unit                             $    (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                        $   10.000           $10.000           $10.000
Sponsor's Initial Repurchase Price per Unit (5)                           $    9.755           $ 9.755           $ 9.755
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)              $    9.755           $ 9.755           $ 9.755
Estimated Net Annual Distribution per Unit (6)                            $    .0905           $ .1619           $ .1433
Cash CUSIP Number                                                         30270A 396        30270A 768        30270A 818
Reinvestment CUSIP Number                                                 30270A 404        30270A 776        30270A 826
Fee Accounts Cash CUSIP Number                                            30270A 412        30270A 784        30270A 834
Fee Accounts Reinvestment CUSIP Number                                    30270A 420        30270A 792        30270A 842
Security Code                                                                 039739            039751            039755
Ticker Symbol                                                                 FSMDOX            FTDPOX            FTFOOX

First Settlement Date                                 October 5, 2005
Mandatory Termination Date (7)                        December 29, 2006
Rollover Notification Date (8)                        December 1, 2006
Special Redemption and Liquidation Period (8)         December 15, 2006 to December 29, 2006
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2005.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2005.

____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                  FT 1015


 At the Opening of Business on the Initial Date of Deposit-September 30, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                                          Target VIP          Target VIP
                                                                        Target Small-Cap  Aggressive Equity   Conservative Equity
                                                                        Portfolio, 4th    Portfolio, 4th      Portfolio, 4th
                                                                        Quarter 2005      Quarter 2005        Quarter 2005
                                                                        Series            Series              Series
                                                                        ____________      ____________        ____________
Initial Number of Units (1)                                                  15,001            40,039              40,021
Fractional Undivided Interest in the Trust per Unit (1)                    1/15,001          1/40,039            1/40,021
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)        $    9.900           $ 9.900             $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
      sales charge and creation and development fee) (3)                 $     .295           $  .295             $  .295
   Less Deferred Sales Charge per Unit                                   $    (.145)          $ (.145)            $ (.145)
   Less Creation and Development Fee per Unit                            $    (.050)          $ (.050)            $ (.050)
Public Offering Price per Unit (4)                                       $   10.000           $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $    9.755           $ 9.755             $ 9.755
Redemption Price per Unit (based on aggregate underlying value of
     Securities less the deferred sales charge) (5)                      $    9.755           $ 9.755             $ 9.755
Estimated Net Annual Distribution per Unit (6)                           $    .0102           $ .1285             $ .1696
Cash CUSIP Number                                                        30269U 601        30269U 650          30269U 700
Reinvestment CUSIP Number                                                30269U 619        30269U 668          30269U 718
Fee Accounts Cash CUSIP Number                                           30269U 627        30269U 676          30269U 726
Fee Accounts Reinvestment CUSIP Number                                   30269U 635        30269U 684          30269U 734
Security Code                                                                039549            039553              039557
Ticker Symbol                                                                FSCOCX            FTVAOX              FVCEOX

First Settlement Date                                 October 5, 2005
Mandatory Termination Date (7)                        December 29, 2006
Rollover Notification Date (8)                        December 1, 2006
Special Redemption and Liquidation Period (8)         December 15, 2006 to December 29, 2006
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2005.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2005.

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on October 3, 2005, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, and foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. The Trustee will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                 Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                         The Dow(sm)                 The Dow(sm)                    Global
                                                     DART 10 Portfolio           Target 5 Portfolio          Target 15 Portfolio
                                                   4th Quarter 2005 Series     4th Quarter 2005 Series     4th Quarter 2005 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .127%(f)     $.0127         .127%(f)     $.0127         .196%(f)     $.0196
                                                   -----        ------         -----        ------         -----        ------
Total                                              .187%        $.0187         .187%        $.0187         .256%        $.0256
                                                   =====        ======         =====        ======         =====        ======

                                                   The Nasdaq(R) Target 15      NYSE(R) International         The S&P Target 24
                                                         Portfolio               Target 25 Portfolio               Portfolio
                                                   4th Quarter 2005 Series     4th Quarter 2005 Series     4th Quarter 2005 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .147%(f)     $.0147         .147%(f)     $.0147         .157%(f)     $.0157
                                                   -----        ------         -----        ------         -----        ------
Total                                              .207%        $.0207         .207%        $.0207         .217%        $.0217
                                                   =====        ======         =====        ======         =====        ======

                                                    S&P Target SMid 60          Target Double Play           Target Focus Four
                                                         Portfolio                   Portfolio                   Portfolio
                                                   4th Quarter 2005 Series     4th Quarter 2005 Series     4th Quarter 2005 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .142%(f)     $.0142         .172%(f)     $.0172         .175%(f)     $.0175
                                                   -----        ------         -----        ------         -----        ------
Total                                              .202%        $.0202         .232%        $.0232         .235%        $.0235
                                                   =====        ======         =====        ======         =====        ======

                                                                                    Target VIP                  Target VIP
                                                      Target Small-Cap          Aggressive Equity          Conservative Equity
                                                          Portfolio                  Portfolio                  Portfolio
                                                   4th Quarter 2005 Series     4th Quarter 2005 Series     4th Quarter 2005 Series
                                                   -----------------------     ------------------------    -----------------------
                                                                 Amount                    Amount                     Amount
                                                               per Unit                    per Unit                   per Unit
                                                               --------                    --------                   --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100         1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145         1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050         0.50%(c)     $.050
                                                   ------        ------        ------        ------        -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   ======       ======         ======       ======        =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290        .290%(d)     $.0290
                                                   ======       ======         ======       ======        =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060        .060%        $.0060
Trustee's fee and other operating expenses         .107%(f)     $.0107         .281%(f)     $.0281         .261%(f)     $.0261
                                                   -----        ------         ------        ------        -----        ------
Total                                              .167%        $.0167         .341%        $.0341         .321%        $.0321
                                                   =====        ======         ======        ======        =====        ======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled annually into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(sm) DART 10 Portfolio, 4th Quarter 2005 Series                      $343       $842       $1,367     $2,804
The Dow(sm) Target 5 Portfolio, 4th Quarter 2005 Series                      343        842        1,367      2,804
Global Target 15 Portfolio, 4th Quarter 2005 Series                          350        863        1,402      2,872
The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series                   345        848        1,377      2,824
NYSE(R) International Target 25 Portfolio, 4th Quarter 2005 Series           345        848        1,377      2,824
The S&P Target 24 Portfolio, 4th Quarter 2005 Series                         346        851        1,382      2,834
S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series                        344        847        1,375      2,819
Target Double Play Portfolio, 4th Quarter 2005 Series                        347        855        1,390      2,848
Target Focus Four Portfolio, 4th Quarter 2005 Series                         348        856        1,391      2,851
Target Small-Cap Portfolio, 4th Quarter 2005 Series                          341        836        1,358      2,784
Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series              358        888        1,444      2,955
Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series            356        882        1,434      2,936

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2006.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 90 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                           Report of Independent
                     Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 1015


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1015, comprising The Dow(sm) Dividend
And Repurchase Target 10 Portfolio, 4th Quarter 2005 Series; The Dow(sm) Target 5 Portfolio, 4th Quarter 2005 Series; Global Target 15 Portfolio, 4th Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter
2005 Series; The S&P Target 24 Portfolio, 4th Quarter 2005 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series; Target Double Play Portfolio, 4th Quarter 2005 Series; Target Focus Four Portfolio, 4th Quarter 2005 Series; Target Small-Cap Portfolio, 4th Quarter 2005
Series; Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series and Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series (collectively, the "Trusts"), as of the opening of business on September 30, 2005 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on September 30, 2005, by correspondence with the Trustee. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1015, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 4th Quarter 2005 Series; The Dow(sm) Target 5 Portfolio, 4th Quarter 2005 Series; Global Target 15 Portfolio, 4th Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series; NYSE(R) International
Target 25 Portfolio, 4th Quarter 2005 Series; The S&P Target 24
Portfolio, 4th Quarter 2005 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series; Target Double Play Portfolio, 4th Quarter 2005 Series; Target Focus Four Portfolio, 4th Quarter 2005 Series; Target Small-Cap Portfolio, 4th Quarter 2005 Series; Target VIP Aggressive
Equity Portfolio, 4th Quarter 2005 Series and Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series, at the opening of business on September 30, 2005 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
September 30, 2005

                          Statements of Net Assets

                                  FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                   The Dow(sm)        The Dow(sm)         Global Target 15
                                                                   DART 10 Portfolio  Target 5 Portfolio  Portfolio
                                                                   4th Quarter        4th Quarter         4th Quarter
                                                                   2005 Series        2005 Series         2005 Series
                                                                   _____________      _____________      _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)  $148,521           $148,509           $148,494
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (435)              (435)              (435)
Less liability for deferred sales charge (4)                         (2,175)            (2,175)            (2,175)
Less liability for creation and development fee (5)                    (750)              (750)              (750)
                                                                   ________           ________           ________
Net assets                                                         $145,161           $145,149           $145,134
                                                                   ========           ========           ========
Units outstanding                                                    15,002             15,001             14,999
Net asset value per Unit (6)                                        $ 9.676            $ 9.676            $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $150,022           $150,009           $149,994
Less maximum sales charge (7)                                        (4,426)            (4,425)            (4,425)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (435)              (435)              (435)
                                                                   ________           ________           ________
Net assets                                                         $145,161           $145,149           $145,134
                                                                   ========           ========           ========

__________

See "Notes to Statements of Net Assets" on page 14.

                          Statements of Net Assets

                                  FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                   The Nasdaq (R)     NYSE (R)
                                                                   Target 15          International        The S&P
                                                                   Portfolio          Target 25            Target 24
                                                                   4th Quarter        Portfolio, 4th       Portfolio, 4th
                                                                   2005 Series        Quarter 2005 Series  Quarter 2005 Series
                                                                   _____________       _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)  $148,549            $148,436            $148,452
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (435)               (435)               (435)
Less liability for deferred sales charge (4)                         (2,176)             (2,174)             (2,174)
Less liability for creation and development fee (5)                    (750)               (750)               (750)
                                                                   ________            ________            ________
Net assets                                                         $145,188            $145,077            $145,093
                                                                   ========            ========            ========
Units outstanding                                                    15,005              14,994              14,995
Net asset value per Unit (6)                                        $ 9.676             $ 9.676             $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $150,049            $149,935            $149,952
Less maximum sales charge (7)                                        (4,426)             (4,423)             (4,424)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (435)               (435)               (435)
                                                                   ________            ________            ________
Net assets                                                         $145,188            $145,077            $145,093
                                                                   ========            ========            ========
__________

See "Notes to Statements of Net Assets" on page 14.

                          Statements of Net Assets

                                  FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                   S&P                  Target Double      Target Focus
                                                                   Target SMid 60       Play Portfolio     Four Portfolio
                                                                   Portfolio, 4th       4th Quarter        4th Quarter
                                                                   Quarter 2005 Series  2005 Series        2005 Series
                                                                   ___________________  _____________      _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)  $148,551             $148,459           $396,079
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (435)                (435)            (1,160)
Less liability for deferred sales charge (4)                         (2,176)              (2,174)            (5,801)
Less liability for creation and development fee (5)                    (750)                (750)            (2,000)
                                                                   ________             ________           ________
Net assets                                                         $145,190             $145,100           $387,118
                                                                   ========             ========           ========
Units outstanding                                                    15,005               14,996             40,008
Net asset value per Unit (6)                                        $ 9.676              $ 9.676            $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $150,051             $149,959           $400,080
Less maximum sales charge (7)                                        (4,426)              (4,424)           (11,802)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (435)                (435)            (1,160)
                                                                   ________             ________           ________
Net assets                                                         $145,190             $145,100           $387,118
                                                                   ========             ========           ========

__________

See "Notes to Statements of Net Assets" on page 14.

Ppage 13


                          Statements of Net Assets

                                  FT 1015


 At the Opening of Business on the Initial Date of Deposit-September 30, 2005



                                                                    Target Small-Cap    Target VIP           Target VIP
                                                                    Portfolio           Aggressive Equity    Conservative Equity
                                                                    4th Quarter         Portfolio, 4th       Portfolio, 4th
                                                                    2005 Series         Quarter 2005 Series  Quarter 2005 Series
                                                                    _____________       _____________        _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)   $148,511            $396,386             $396,210
Less liability for reimbursement to Sponsor for
      organization costs (3)                                            (435)             (1,161)              (1,161)
Less liability for deferred sales charge (4)                          (2,175)             (5,806)              (5,803)
Less liability for creation and development fee (5)                     (750)             (2,002)              (2,001)
                                                                    ________            ________             ________
Net assets                                                          $145,151            $387,417             $387,245
                                                                    ========            ========             ========
Units outstanding                                                     15,001              40,039               40,021
Net asset value per Unit (6)                                         $ 9.676             $ 9.676              $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                               $150,011            $400,390             $400,212
Less maximum sales charge (7)                                         (4,425)            (11,812)             (11,806)
Less estimated reimbursement to Sponsor for organization costs (3)      (435)             (1,161)              (1,161)
                                                                    ________            ________             ________
Net assets                                                          $145,151            $387,417             $387,245
                                                                    ========            ========             ========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed, under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of December 29, 2006.

(2) An irrevocable letter of credit for approximately $2,550,000 issued by The Bank of New York (approximately $150,000 will be allocated to each of The Dow(sm) DART 10 Portfolio, 4th Quarter 2005 Series; The Dow(sm) Target 5 Portfolio, 4th Quarter 2005 Series; Global Target 15 Portfolio, 4th Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter 2005 Series; The S&P Target 24 Portfolio, 4th Quarter 2005 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series; Target Double Play Portfolio, 4th Quarter 2005 Series; and Target Small-Cap Portfolio, 4th Quarter 2005 Series; and approximately $400,000 will be allocated to each of Target Focus Four Portfolio, 4th Quarter 2005 Series; Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series; and Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on January 20, 2006 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2006. If Unit holders redeem Units before March 20, 2006 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.


(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 4th Quarter
                               2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(5)(6)                          Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         _________     ________    __________     ______
229        XOM       Exxon Mobil Corporation                                 10%         $64.80      $ 14,839       1.79%
484        GM        General Motors Corporation                              10%          30.69        14,854       6.52%
513        HPQ       Hewlett-Packard Company                                 10%          28.94        14,846       1.11%
607        INTC      Intel Corporation                                       10%          24.48        14,859       1.31%
185        IBM       International Business Machines Corporation             10%          80.36        14,867       1.00%
544        MRK       Merck & Co., Inc.                                       10%          27.32        14,862       5.56%
592        PFE       Pfizer Inc.                                             10%          25.09        14,853       3.03%
255        PG        The Procter & Gamble Company                            10%          58.14        14,826       1.93%
626        SBC       SBC Communications Inc.                                 10%          23.72        14,849       5.44%
457        VZ        Verizon Communications Inc.                             10%          32.53        14,866       4.98%
                                                                           ______                    ________
                          Total Investments                                 100%                     $148,521
                                                                           ======                    ========

___________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

         The Dow(sm) Target 5 Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                          Percentage
Number                                                                    of Aggregate   Market      Cost of        Current
of         Ticker Symbol and                                              Offering       Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(5)(6)                         Price          Share       the Trust (2)  Yield (3)
______     _______________________________                                _________      _______     _________      _________
  968      GM       General Motors Corporation                              20%          $30.69      $ 29,708       6.52%
1,087      MRK      Merck & Co., Inc.                                       20%           27.32        29,697       5.56%
1,184      PFE      Pfizer Inc.                                             20%           25.09        29,707       3.03%
1,252      SBC      SBC Communications Inc.                                 20%           23.72        29,697       5.44%
  913      VZ       Verizon Communications Inc.                             20%           32.53        29,700       4.98%
                                                                          _______                    ________
                         Total Investments                                 100%                      $148,509
                                                                          =======                    ========

___________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

           Global Target 15 Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                Percentage               Cost of
Number                                                                          of Aggregate  Market     Securities Current
of        Ticker Symbol and                                                     Offering      Value per  to the     Dividend
Shares    Name of Issuer of Securities (1)(5)(6)                                Price         Share      Trust (2)  Yield (3)
______    _______________________________                                       ___________   ________   ________   ________
          DJIA COMPANIES: (33.32%):
          _________________________
  323     GM            General Motors Corporation                                6.67%       $30.69     $  9,913    6.52%
  362     MRK           Merck & Co., Inc.                                         6.66%        27.32        9,890    5.56%
  395     PFE           Pfizer Inc.                                               6.67%        25.09        9,911    3.03%
  417     SBC           SBC Communications Inc.                                   6.66%        23.72        9,891    5.44%
  304     VZ            Verizon Communications Inc.                               6.66%        32.53        9,889    4.98%

          FT INDEX COMPANIES:(33.34%):
          ____________________________
2,540     BT/A LN       BT Group Plc                                              6.67%         3.90        9,899    4.88%
2,696     CPG LN        Compass Group Plc                                         6.67%         3.67        9,902    4.75%
1,940     GKN LN        GKN Plc                                                   6.67%         5.10        9,902    4.38%
1,198     LLOY LN       Lloyds TSB Group Plc                                      6.66%         8.26        9,897    7.80%
5,735     RSA LN        Royal & Sun Alliance Insurance Group Plc                  6.67%         1.73        9,900    5.07%

           HANG SENG INDEX COMPANIES:(33.34%):
          ____________________________________
4,908     2388 HK       BOC Hong Kong (Holdings) Limited                          6.67%         2.02        9,901    4.60%
5,545     293 HK        Cathay Pacific Airways Limited                            6.66%         1.79        9,899    4.68%
3,515     267 HK        CITIC Pacific Limited                                     6.67%         2.82        9,900    5.02%
5,225     1199 HK       Cosco Pacific Limited                                     6.67%         1.89        9,900    3.58%
6,219     101 HK        Hang Lung Properties Limited                              6.67%         1.59        9,900    4.04%
                                                                                _______                  ________
                                Total Investments                               100.00%                  $148,494
                                                                                =======                  ========

_____________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

       The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                    Percentage       Market      Cost of
Number      Ticker Symbol and                                                       of Aggregate     Value per   Securities to
of Shares   Name of Issuer of Securities (1)(5)(6)                                  Offering Price   Share       the Trust (2)
______      ____________________________________                                    ____________     _________   _____________
  158       AMZN       Amazon.com, Inc.*                                              4.76%          $44.79      $  7,077
  465       AMGN       Amgen Inc.*                    .                              24.97%           79.77        37,093
  635       AMAT       Applied Materials, Inc.                                        7.22%           16.90        10,731
   89       ADSK       Autodesk, Inc.*                                                2.69%           44.84         3,991
  115       BBBY       Bed Bath & Beyond Inc.*                                        3.10%           40.11         4,612
   33       CHRW       C.H. Robinson Worldwide, Inc.                                  1.40%           62.84         2,074
   41       CECO       Career Education Corporation*                                  1.00%           36.09         1,480
   58       ESRX       Express Scripts, Inc.*                                         2.41%           61.72         3,580
   40       GRMN       Garmin Ltd. (4)                                                1.80%           66.68         2,667
  178       GILD       Gilead Sciences, Inc.*                                         5.69%           47.50         8,455
1,516       INTC       Intel Corporation                                             24.98%           24.48        37,112
   77       KLAC       KLA-Tencor Corporation                                         2.51%           48.39         3,726
  580       ERICY      L.M. Ericsson AB (ADR) (4)                                    14.35%           36.75        21,315
   50       LRCX       Lam Research Corporation*                                      1.00%           29.62         1,481
   70       SNDK       SanDisk Corporation*                                           2.12%           45.07         3,155
                                                                                    ________                     ________
                            Total Investments                                       100.00%                      $148,549
                                                                                    ========                     ========

___________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

   NYSE (R) International Target 25 Portfolio, 4th Quarter 2005 Series
                                 FT 1015


 At the Opening of Business on the Initial Date of Deposit-September 30,
                                  2005


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of         Ticker Symbol and                                                      Offering        Value per   Securities to
Shares     Name of Issuer of Securities (1)(5)(6)                                 Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
            Canada  (7.99%)
            _________________
220         BCE      BCE Inc. (4)                                                   4.00%          $26.99     $  5,938
112         MFC      Manulife Financial Corporation (4)                             3.99%           52.82        5,916

            France (12.00%):
            ______________
215         AXA      AXA S.A. (ADR) (4)                                             4.00%           27.61        5,936
269         LR       Lafarge S.A. (4)                                               4.00%           22.08        5,939
180         V        Vivendi Universal S.A. (ADR) (4)                               4.00%           33.01        5,942

            Germany (23.98%):
            ______________
439         AZ       Allianz AG (ADR) (4)                                           4.00%           13.53        5,940
 79         BF       BASF AG (ADR) (4)                                              3.98%           74.77        5,907
161         BAY      Bayer AG (ADR) (4)                                             3.99%           36.79        5,923
110         DCX      DaimlerChrysler AG (4)                                         4.01%           54.08        5,949
325         DT       Deutsche Telekom AG (ADR) (4)                                  4.00%           18.26        5,934
192         EON      E.ON AG (ADR) (4)                                              4.00%           30.93        5,939

            Italy (4.00%):
            ______________
183         TI       Telecom Italia SpA (ADR) (4)                                   4.00%           32.42        5,933

            Japan (15.98%):
            ______________
205         HMC      Honda Motor Co., Ltd. (ADR) (4)                                3.99%           28.91        5,927
230         NTT      Nippon Telegraph & Telephone Corporation (ADR) (4)             4.00%           25.84        5,943
178         SNE      Sony Corporation (ADR) (4)                                     4.00%           33.38        5,942
 63         TM       Toyota Motor Corporation (ADR) (4)                             3.99%           93.96        5,919

            The Netherlands (11.99%):
            ______________________
245         ABN      ABN AMRO Holding N.V. (ADR) (4)                                4.00%           24.26        5,944
399         AEG      Aegon N.V (4)                                                  4.00%           14.89        5,941
198         ING      ING Groep N.V. (ADR) (4)                                       3.99%           29.93        5,926

            Norway (4.03%):
            ______________
 53         NHY      Norsk Hydro ASA (ADR) (4)                                      4.03%          112.93        5,985

            South Korea (8.00%):
            _____________________
344         KEP      Korea Electric Power Corporation (ADR) (4)                     4.01%           17.29        5,948
104         PKX      POSCO (ADR) (4)                                                3.99%           57.01        5,929

            Spain (4.01%):
            ______________
181         REP      Repsol YPF, S.A. (4)                                           4.01%           32.85        5,946

            Switzerland (4.01%):
            ____________________
352         STM      STMicroelectronics N.V. (4)                                    4.01%           16.89        5,945

            United Kingdom (4.01%):
            ____________________
227         VOD      Vodafone Group Plc (ADR) (4)                                   4.01%           26.19        5,945
                                                                                 ________                     ________
                          Total Investments                                       100.00%                     $148,436
                                                                                 ========                     ========

______________________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

          The S&P Target 24 Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of         Ticker Symbol and                                                      Offering        Value per   Securities to
Shares     Name of Issuer of Securities (1)(5)(6)                                 Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
 322        ALL      The Allstate Corporation                                      12.09%         $ 55.76     $ 17,955
  28        AEP      American Electric Power Company, Inc.                          0.75%           39.58        1,108
 207        APCC     American Power Conversion Corporation                          3.61%           25.91        5,363
 202        ABI      Applera Corporation-Applied Biosystems Group                   3.18%           23.34        4,715
  33        ADSK     Autodesk, Inc.*                                                1.00%           44.84        1,480
  73        BR       Burlington Resources Inc.                                      4.02%           81.75        5,968
  22        CLX      The Clorox Company                                             0.82%           55.38        1,218
  47        EOG      EOG Resources, Inc.                                            2.40%           75.81        3,563
 144        EFX      Equifax Inc.                                                   3.40%           35.00        5,040
  49        EXC      Exelon Corporation                                             1.79%           54.09        2,650
 153        ESRX     Express Scripts, Inc.*                                         6.36%           61.72        9,443
  27        HSY      The Hershey Company                                            1.03%           56.47        1,525
 882        INTC     Intel Corporation                                             14.54%           24.48       21,591
 139        LH       Laboratory Corporation of America Holdings*                    4.56%           48.72        6,772
  50        NSM      National Semiconductor Corporation                             0.86%           25.53        1,277
 236        JWN      Nordstrom, Inc.                                                5.37%           33.80        7,977
 242        PEP      PepsiCo, Inc.                                                  9.21%           56.50       13,673
  98        PGR      The Progressive Corporation                                    7.00%          106.10       10,398
 135        RSH      RadioShack Corporation                                         2.22%           24.36        3,289
 190        RHI      Robert Half International Inc.                                 4.52%           35.35        6,717
  61        SAFC     SAFECO Corporation                                             2.19%           53.40        3,257
 121        TIF      Tiffany & Co.                                                  3.23%           39.59        4,790
  17        TXU      TXU Corp.                                                      1.28%          111.73        1,899
  59        VLO      Valero Energy Corporation                                      4.57%          114.99        6,784
                                                                                  ________                    ________
                          Total Investments                                       100.00%                     $148,452
                                                                                  ========                    ========

______________________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

          S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                  Percentage
Number                                                                            of Aggregate      Market       Cost of
of         Ticker Symbol and                                                      Offering      Value per   Securities to
Shares     Name of Issuer of Securities (1)(5)(6)                                 Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
 811        COMS     3Com Corporation*                                             2.22%          $4.07       $3,301
 183        AG       AGCO Corporation*                                             2.22%          18.06        3,305
 116        ALK      Alaska Air Group, Inc.*                                       2.23%          28.55        3,312
 113        LNT      Alliant Energy Corp.                                          2.23%          29.31        3,312
  80        AFC      Allmerica Financial Corporation*                              2.22%          41.25        3,300
  98        AFG      American Financial Group, Inc.                                2.22%          33.64        3,297
  59        AMH      AmerUs Group Co.                                              2.24%          56.24        3,318
 107        ARW      Arrow Electronics, Inc.*                                      2.23%          30.91        3,307
  85        AVA      Avista Corporation                                            1.11%          19.46        1,654
 135        AVT      Avnet Inc.*                                                   2.23%          24.50        3,307
 168        BELM     Bell Microproducts Inc.*                                      1.11%           9.84        1,653
 117        BOW      Bowater Incorporated                                          2.22%          28.20        3,299
 205        BKI      Buckeye Technologies Inc.*                                    1.11%           8.06        1,652
 105        CPC      Central Parking Corporation                                   1.11%          15.70        1,648
  90        CSK      Chesapeake Corporation                                        1.11%          18.37        1,653
 226        CBR      CIBER, Inc.*                                                  1.11%           7.30        1,650
  50        NPO      EnPro Industries, Inc.*                                       1.11%          32.95        1,648
 102        FBC      Flagstar Bancorp, Inc.                                        1.12%          16.25        1,658
 235        GLT      Glatfelter                                                    2.22%          14.05        3,302
 234        HC       Hanover Compressor Company*                                   2.22%          14.12        3,304
 166        HMN      Horace Mann Educators Corporation                             2.21%          19.82        3,290
  84        NDE      IndyMac Bancorp, Inc.                                         2.22%          39.30        3,301
  47        IPCC     Infinity Property & Casualty Corporation                      1.11%          34.99        1,645
 102        JAKK     JAKKS Pacific, Inc.*                                          1.11%          16.19        1,651
 108        KELYA    Kelly Services, Inc.                                          2.22%          30.54        3,298
 381        LAB      LaBranche & Co Inc.*                                          2.22%           8.66        3,299
  25        LFG      LandAmerica Financial Group, Inc.                             1.09%          64.82        1,621
  57        LNY      Landry's Restaurants, Inc.                                    1.11%          28.90        1,647
 128        LZB      La-Z-Boy Incorporated                                         1.12%          12.93        1,655
  77        LUK      Leucadia National Corporation                                 2.23%          43.05        3,315

                        Schedule of Investments (cont'd.)

          S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                  Percentage
Number                                                                           of Aggregate     Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(5)(6)                                Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
 637        MCDTA    McDATA Corporation*                                            2.22%         $ 5.18      $  3,300
 278        MPS      MPS Group, Inc.*                                               2.22%          11.86         3,297
 138        MYE      Myers Industries, Inc.                                         1.11%          11.95         1,649
  39        NPK      National Presto Industries, Inc.                               1.12%          42.80         1,669
  80        NCOG     NCO Group, Inc.*                                               1.11%          20.65         1,652
 115        CHUX     O'Charley's Inc.*                                              1.11%          14.32         1,647
 121        OCAS     Ohio Casualty Corporation                                      2.22%          27.23         3,295
 125        ORI      Old Republic International Corporation                         2.22%          26.41         3,301
  82        OMG      OM Group, Inc.*                                                1.11%          20.10         1,648
  56        OSG      Overseas Shipholding Group, Inc.                               2.21%          58.61         3,282
 142        POM      Pepco Holdings, Inc.                                           2.22%          23.21         3,296
  85        PMI      The PMI Group, Inc.                                            2.22%          38.79         3,297
 204        PLCM     Polycom, Inc.*                                                 2.22%          16.20         3,305
 275        POL      PolyOne Corporation*                                           1.11%           6.00         1,650
  92        PLFE     Presidential Life Corporation                                  1.12%          18.00         1,656
  64        RDN      Radian Group Inc.                                              2.22%          51.45         3,293
 107        RKT      Rock-Tenn Company (Class A)                                    1.11%          15.40         1,648
  78        RT       Ryerson Tull, Inc.                                             1.11%          21.15         1,650
 222        SRP      Sierra Pacific Resources*                                      2.23%          14.89         3,306
 113        SFD      Smithfield Foods, Inc.*                                        2.22%          29.23         3,303
  74        SAH      Sonic Automotive, Inc.                                         1.11%          22.30         1,650
  78        SRCP     SOURCECORP*                                                    1.11%          21.09         1,645
 216        SFN      Spherion Corporation*                                          1.11%           7.64         1,650
  65        STTX     Steel Technologies Inc.                                        1.12%          25.50         1,658
  32        STC      Stewart Information Services Corporation                       1.11%          51.63         1,652
 100        SWS      SWS Group, Inc.                                                1.11%          16.51         1,651
  31        TXI      Texas Industries, Inc.                                         1.12%          53.47         1,658
  45        TGI      Triumph Group, Inc.*                                           1.11%          36.62         1,648
 137        WR       Westar Energy, Inc.                                            2.23%          24.16         3,310
  79        YELL     Yellow Roadway Corporation*                                    2.21%          41.56         3,283
                                                                                  ________                    ________
                          Total Investments                                       100.00%                     $148,551
                                                                                  ========                    ========

______________________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

          Target Double Play Portfolio, 4th Quarter 2005 Series
                                 FT 1015


 At the Opening of Business on the Initial Date of Deposit-September 30,
                                  2005


                                                                                      Percentage
Number                                                                                of Aggregate   Market      Cost of
of         Ticker Symbol and                                                          Offering       Value per   Securities to
Shares     Name of Issuer of Securities (1)(5)(6)                                     Price          Share       the Trust (2)
______     ______________________________________                                     _________      _______     _________
           The Dow(sm) Target Dividend Strategy Stocks (49.99%):
           _____________________________________________
146        ABS      Albertson's, Inc.                                                 2.51%          $ 25.48     $  3,720
 57        AT       ALLTEL Corporation                                                2.50%            65.02        3,706
 93        BBT      BB&T Corporation                                                  2.49%            39.72        3,694
 86        BKH      Black Hills Corporation                                           2.51%            43.41        3,733
 89        CINF     Cincinnati Financial Corporation                                  2.51%            41.86        3,726
 63        CMA      Comerica Incorporated                                             2.51%            59.26        3,733
 80        EMN      Eastman Chemical Company                                          2.49%            46.19        3,695
148        EAS      Energy East Corporation                                           2.50%            25.04        3,706
 50        ETR      Entergy Corporation                                               2.50%            74.23        3,711
 71        FE       FirstEnergy Corp.                                                 2.49%            52.14        3,702
108        JPM      JPMorgan Chase & Co.                                              2.50%            34.35        3,710
287        LZB      La-Z-Boy Incorporated                                             2.50%            12.93        3,711
 86        LZ       The Lubrizol Corporation                                          2.49%            43.00        3,698
133        LYO      Lyondell Chemical Company                                         2.49%            27.84        3,703
110        NCC      National City Corporation                                         2.49%            33.65        3,701
108        PBKS     Provident Bankshares Corporation                                  2.51%            34.48        3,724
102        RRD      R. R. Donnelley & Sons Company                                    2.50%            36.33        3,706
 53        STI      SunTrust Banks, Inc.                                              2.50%            70.04        3,712
 78        UTR      Unitrin, Inc.                                                     2.50%            47.50        3,705
165        WFSL     Washington Federal, Inc.                                          2.50%            22.51        3,714

           Value Line(R) Target 25 Strategy Stocks (50.01%):
           _____________________________________________
 15        ANSI     Advanced Neuromodulation Systems, Inc.*                           0.48%            47.98          720
  8        BMHC     Building Materials Holding Corporation                            0.51%            94.61          757
127        BR       Burlington Resources Inc.                                         6.99%            81.75       10,382
 12        CDIS     Cal Dive International, Inc.*                                     0.52%            63.78          765
 12        CERN     Cerner Corporation*                                               0.70%            86.80        1,042
111        CHK      Chesapeake Energy Corporation                                     2.88%            38.55        4,279
 61        CHS      Chico's FAS, Inc.*                                                1.48%            35.88        2,189
 31        CMCO     Columbus McKinnon Corporation*                                    0.50%            23.74          736
 30        CNX      CONSOL Energy Inc.                                                1.53%            75.96        2,279
102        DHI      D.R. Horton, Inc.                                                 2.46%            35.85        3,657
  6        EXP      Eagle Materials Inc.                                              0.48%           117.95          708
286        ECA      EnCana Corp. (4)                                                 11.07%            57.48       16,439
 81        EOG      EOG Resources, Inc.                                               4.14%            75.81        6,141
 22        FRK      Florida Rock Industries, Inc.                                     0.93%            62.70        1,379
 17        INGR     Intergraph Corporation*                                           0.51%            44.35          754
 32        KBH      KB HOME                                                           1.55%            72.10        2,307
 13        LSS      Lone Star Technologies, Inc.*                                     0.51%            57.95          753
 14        MNT      Mentor Corporation                                                0.51%            53.64          751
 43        NFX      Newfield Exploration Company*                                     1.45%            50.06        2,153
 56        NVDA     NVIDIA Corporation*                                               1.28%            33.98        1,903
 44        BTU      Peabody Energy Corporation                                        2.48%            83.80        3,687
 26        SWN      Southwestern Energy Company*                                      1.30%            74.35        1,933
 22        SPF      Standard Pacific Corp.                                            0.61%            41.05         903
 50        TOL      Toll Brothers, Inc.*                                              1.46%            43.47        2,173
119        XTO      XTO Energy, Inc.                                                  3.68%            45.87        5,459
                                                                                    _______                      ________
                         Total Investments                                          100.00%                      $148,459
                                                                                    =======                      ========

______________________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

          Target Focus Four Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                  Percentage
 Number                                                                           of Aggregate    Market      Cost of
 of         Ticker Symbol and                                                     Offering        Value per   Securities to
 Shares     Name of Issuer of Securities (1)(5)(6)                                Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
            The Dow(sm) Target Dividend Strategy Stocks (30.00%):
            _______________________________________
233         ABS      Albertson's, Inc.                                              1.50%         $25.48      $  5,937
 91         AT       ALLTEL Corporation                                             1.49%          65.02         5,917
150         BBT      BB&T Corporation                                               1.50%          39.72         5,958
137         BKH      Black Hills Corporation                                        1.50%          43.41         5,947
142         CINF     Cincinnati Financial Corporation                               1.50%          41.86         5,944
100         CMA      Comerica Incorporated                                          1.50%          59.26         5,926
129         EMN      Eastman Chemical Company                                       1.51%          46.19         5,959
237         EAS      Energy East Corporation                                        1.50%          25.04         5,934
 80         ETR      Entergy Corporation                                            1.50%          74.23         5,938
114         FE       FirstEnergy Corp.                                              1.50%          52.14         5,944
173         JPM      JPMorgan Chase & Co.                                           1.50%          34.35         5,943
459         LZB      La-Z-Boy Incorporated                                          1.50%          12.93         5,935
138         LZ       The Lubrizol Corporation                                       1.50%          43.00         5,934
213         LYO      Lyondell Chemical Company                                      1.50%          27.84         5,930
177         NCC      National City Corporation                                      1.50%          33.65         5,956
172         PBKS     Provident Bankshares Corporation                               1.50%          34.48         5,931
164         RRD      R. R. Donnelley & Sons Company                                 1.50%          36.33         5,958
 85         STI      SunTrust Banks, Inc.                                           1.50%          70.04         5,953
125         UTR      Unitrin, Inc.                                                  1.50%          47.50         5,938
264         WFSL     Washington Federal, Inc.                                       1.50%          22.51         5,943

            S&P Target SMid 60 Strategy Stocks (29.98%):
            _______________________________________
649         COMS     3Com Corporation*                                              0.67%           4.07         2,641
146         AG       AGCO Corporation*                                              0.67%          18.06         2,637
 92         ALK      Alaska Air Group, Inc.*                                        0.66%          28.55         2,627
 90         LNT      Alliant Energy Corp.                                           0.67%          29.31         2,638
 64         AFC      Allmerica Financial Corporation*                               0.67%          41.25         2,640
 78         AFG      American Financial Group, Inc.                                 0.66%          33.64         2,624
 47         AMH      AmerUs Group Co.                                               0.67%          56.24         2,643
 85         ARW      Arrow Electronics, Inc.*                                       0.66%          30.91         2,627
 68         AVA      Avista Corporation                                             0.33%          19.46         1,323
108         AVT      Avnet Inc.*                                                    0.67%          24.50         2,646
134         BELM     Bell Microproducts Inc.*                                       0.33%           9.84         1,319
 94         BOW      Bowater Incorporated                                           0.67%          28.20         2,651
164         BKI      Buckeye Technologies Inc.*                                     0.33%           8.06         1,322
 84         CPC      Central Parking Corporation                                    0.33%          15.70         1,319
 72         CSK      Chesapeake Corporation                                         0.33%          18.37         1,323

                        Schedule of Investments (cont'd.)

          Target Focus Four Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(5)(6)                                Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
            S&P Target SMid 60 Strategy Stocks (cont'd.)
            _____________________________________________
181         CBR      CIBER, Inc.*                                                   0.33%         $  7.30     $  1,321
 40         NPO      EnPro Industries, Inc.*                                        0.33%           32.95        1,318
 81         FBC      Flagstar Bancorp, Inc.                                         0.33%           16.25        1,316
188         GLT      Glatfelter                                                     0.67%           14.05        2,641
187         HC       Hanover Compressor Company*                                    0.67%           14.12        2,640
133         HMN      Horace Mann Educators Corporation                              0.66%           19.82        2,636
 67         NDE      IndyMac Bancorp, Inc.                                          0.66%           39.30        2,633
 38         IPCC     Infinity Property & Casualty Corporation                       0.34%           34.99        1,330
 82         JAKK     JAKKS Pacific, Inc.*                                           0.34%           16.19        1,328
 86         KELYA    Kelly Services, Inc.                                           0.66%           30.54        2,626
305         LAB      LaBranche & Co Inc.*                                           0.67%            8.66        2,641
 20         LFG      LandAmerica Financial Group, Inc.                              0.33%           64.82        1,296
 46         LNY      Landry's Restaurants, Inc.                                     0.34%           28.90        1,329
102         LZB      La-Z-Boy Incorporated                                          0.33%           12.93        1,319
 61         LUK      Leucadia National Corporation                                  0.66%           43.05        2,626
510         MCDTA    McDATA Corporation*                                            0.67%            5.18        2,642
223         MPS      MPS Group, Inc.*                                               0.67%           11.86        2,645
110         MYE      Myers Industries, Inc.                                         0.33%           11.95        1,315
 31         NPK      National Presto Industries, Inc.                               0.34%           42.80        1,327
 64         NCOG     NCO Group, Inc.*                                               0.33%           20.65        1,322
 92         CHUX     O'Charley's Inc.*                                              0.33%           14.32        1,317
 97         OCAS     Ohio Casualty Corporation                                      0.67%           27.23        2,641
100         ORI      Old Republic International Corporation                         0.67%           26.41        2,641
 66         OMG      OM Group, Inc.*                                                0.34%           20.10        1,327
 45         OSG      Overseas Shipholding Group, Inc.                               0.67%           58.61        2,637
114         POM      Pepco Holdings, Inc.                                           0.67%           23.21        2,646
 68         PMI      The PMI Group, Inc.                                            0.67%           38.79        2,638
163         PLCM     Polycom, Inc.*                                                 0.67%           16.20        2,641
220         POL      PolyOne Corporation*                                           0.33%            6.00        1,320
 73         PLFE     Presidential Life Corporation                                  0.33%           18.00        1,314
 51         RDN      Radian Group Inc.                                              0.66%           51.45        2,624
 86         RKT      Rock-Tenn Company (Class A)                                    0.33%           15.40        1,324
 62         RT       Ryerson Tull, Inc.                                             0.33%           21.15        1,311
177         SRP      Sierra Pacific Resources*                                      0.66%           14.89        2,636
 90         SFD      Smithfield Foods, Inc.*                                        0.66%           29.23        2,631
 59         SAH      Sonic Automotive, Inc.                                         0.33%           22.30        1,316

                        Schedule of Investments (cont'd.)

          Target Focus Four Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005



                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(5)(6)                                Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
            S&P Target SMid 60 Strategy Stocks (cont'd.)
            ____________________________________________
 63         SRCP     SOURCECORP*                                                    0.34%         $ 21.09     $  1,329
173         SFN      Spherion Corporation*                                          0.33%            7.64        1,322
 52         STTX     Steel Technologies Inc.                                        0.34%           25.50        1,326
 26         STC      Stewart Information Services Corporation                       0.34%           51.63        1,342
 80         SWS      SWS Group, Inc.                                                0.33%           16.51        1,321
 25         TXI      Texas Industries, Inc.                                         0.34%           53.47        1,337
 36         TGI      Triumph Group, Inc.*                                           0.33%           36.62        1,318
109         WR       Westar Energy, Inc.                                            0.66%           24.16        2,633
 64         YELL     Yellow Roadway Corporation*                                    0.67%           41.56        2,660

            Value Line(R) Target 25 Strategy Stocks (30.02%):
            ________________________________________________
 25         ANSI     Advanced Neuromodulation Systems, Inc.*                        0.30%           47.98        1,199
 13         BMHC     Building Materials Holding Corporation                         0.31%           94.61        1,230
202         BR       Burlington Resources Inc.                                      4.17%           81.75       16,514
 20         CDIS     Cal Dive International, Inc.*                                  0.32%           63.78        1,276
 20         CERN     Cerner Corporation*                                            0.44%           86.80        1,736
177         CHK      Chesapeake Energy Corporation                                  1.72%           38.55        6,823
 97         CHS      Chico's FAS, Inc.*                                             0.88%           35.88        3,480
 50         CMCO     Columbus McKinnon Corporation*                                 0.30%           23.74        1,187
 48         CNX      CONSOL Energy Inc.                                             0.92%           75.96        3,646
164         DHI      D.R. Horton, Inc.                                              1.49%           35.85        5,879
 10         EXP      Eagle Materials Inc.                                           0.30%          117.95        1,180
458         ECA      EnCana Corp. (4)                                               6.65%           57.48       26,326
129         EOG      EOG Resources, Inc.                                            2.47%           75.81        9,779
 35         FRK      Florida Rock Industries, Inc.                                  0.55%           62.70        2,195
 27         INGR     Intergraph Corporation*                                        0.30%           44.35        1,197
 51         KBH      KB HOME                                                        0.93%           72.10        3,677
 21         LSS      Lone Star Technologies, Inc.*                                  0.31%           57.95        1,217
 23         MNT      Mentor Corporation                                             0.31%           53.64        1,234
 68         NFX      Newfield Exploration Company*                                  0.86%           50.06        3,404
 89         NVDA     NVIDIA Corporation*                                            0.76%           33.98        3,024
 70         BTU      Peabody Energy Corporation                                     1.48%           83.80        5,866
 42         SWN      Southwestern Energy Company*                                   0.79%           74.35        3,123
 35         SPF      Standard Pacific Corp.                                         0.36%           41.05        1,437
 81         TOL      Toll Brothers, Inc.*                                           0.89%           43.47        3,521
191         XTO      XTO Energy, Inc.                                               2.21%           45.87        8,761

                        Schedule of Investments (cont'd.)

          Target Focus Four Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of         Ticker Symbol and                                                      Offering        Value per   Securities to
Shares     Name of Issuer of Securities (1)(5)(6)                                 Price           Share       the Trust (2)
______      ____________________________________                                  ___________     ________    __________
            NYSE(R) International Target 25 Strategy Stocks (10.00%):
            ____________________________________________________________

            Canada  (0.80%)
            _________________
  59        BCE      BCE Inc. (4)                                                  0.40%         $26.99       $  1,592
  30        MFC      Manulife Financial Corporation (4)                            0.40%          52.82          1,585

            France (1.20%):
            _________________
  57        AXA      AXA S.A. (ADR) (4)                                            0.40%          27.61          1,574
  72        LR       Lafarge S.A. (4)                                              0.40%          22.08          1,590
  48        V        Vivendi Universal S.A. (ADR) (4)                              0.40%          33.01          1,584

            Germany (2.40%):
            _________________
 117        AZ       Allianz AG (ADR) (4)                                          0.40%          13.53          1,583
  21        BF       BASF AG (ADR) (4)                                             0.40%          74.77          1,570
  43        BAY      Bayer AG (ADR) (4)                                            0.40%          36.79          1,582
  29        DCX      DaimlerChrysler AG (4)                                        0.40%          54.08          1,568
  87        DT       Deutsche Telekom AG (ADR) (4)                                 0.40%          18.26          1,589
  51        EON      E.ON AG (ADR) (4)                                             0.40%          30.93          1,577

            Italy (0.40%):
            _________________
  49        TI       Telecom Italia SpA (ADR) (4)                                  0.40%          32.42          1,589

            Japan (1.60%):
            _________________
  55        HMC      Honda Motor Co., Ltd. (ADR) (4)                               0.40%          28.91          1,590
  61        NTT      Nippon Telegraph & Telephone Corporation (ADR) (4)            0.40%          25.84          1,576
  47        SNE      Sony Corporation (ADR) (4)                                    0.40%          33.38          1,569
  17        TM       Toyota Motor Corporation (ADR) (4)                            0.40%          93.96          1,597

            The Netherlands (1.20%):
            _________________
  65        ABN      ABN AMRO Holding N.V. (ADR) (4)                               0.40%          24.26          1,577
 106        AEG      Aegon N.V (4)                                                 0.40%          14.89          1,578
  53        ING      ING Groep N.V. (ADR) (4)                                      0.40%          29.93          1,586

            Norway (0.40%):
            _________________
  14        NHY      Norsk Hydro ASA (ADR) (4)                                     0.40%         112.93          1,581

            South Korea (0.80%):
            _________________
  92        KEP      Korea Electric Power Corporation (ADR) (4)                    0.40%          17.29          1,591
  28        PKX      POSCO (ADR) (4)                                               0.40%          57.01          1,596

            Spain (0.40%):
            _________________
  48        REP      Repsol YPF, S.A. (4)                                          0.40%          32.85          1,577

            Switzerland (0.40%):
            _________________
  94        STM      STMicroelectronics N.V. (4)                                   0.40%          16.89          1,588

            United Kingdom (0.40%):
            ________________________
  60        VOD      Vodafone Group Plc (ADR) (4)                                  0.40%          26.19          1,571

                                                                                 ________                     ________
                          Total Investments                                      100.00%                      $396,079
                                                                                 ========                     ========

______________________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

           Target Small-Cap Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


Number                                                                            Percentage      Market        Cost of
of          Ticker Symbol and                                                     of Aggregate    Value per     Securities to
Shares      Name of Issuer of Securities (1)(5)(6)                                Offering Price  Share         the Trust (2)
______      _______________________________________                               ____________    ________      ____________
 211        AWGI     Alderwoods Group, Inc.*                                        2.33%         $ 16.43       $  3,467
  61        ANGO     AngioDynamics, Inc.*                                           0.87%           21.18          1,292
 112        ASPM     Aspect Medical Systems, Inc.*                                  2.27%           30.14          3,376
 190        AACC     Asset Acceptance Capital Corp.*                                3.79%           29.59          5,622
 179        AVL      Aviall, Inc.*                                                  4.05%           33.61          6,016
 156        BXG      Bluegreen Corporation*                                         1.80%           17.18          2,680
 137        CELL     Brightpoint, Inc.*                                             1.80%           19.51          2,673
 101        CPE      Callon Petroleum Company*                                      1.43%           21.00          2,121
  69        CPTV     Captiva Software Corporation*                                  0.86%           18.47          1,274
  63        CAE      Cascade Corporation                                            2.05%           48.37          3,047
  55        CPSI     Computer Programs and Systems, Inc.                            1.27%           34.23          1,883
 216        DPTR     Delta Petroleum Corporation*                                   3.00%           20.61          4,452
 113        DJO      DJ Orthopedics Incorporated*                                   2.27%           29.90          3,379
 116        ECLG     eCollege.com*                                                  1.17%           14.94          1,733
  90        EPEX     Edge Petroleum Corporation*                                    1.67%           27.48          2,473
 188        EEFT     Euronet Worldwide, Inc.*                                       3.71%           29.27          5,503
 137        GDI      Gardner Denver Inc.*                                           4.04%           43.85          6,007
 208        BGC      General Cable Corporation*                                     2.33%           16.65          3,463
 119        GCO      Genesco Inc.*                                                  2.91%           36.38          4,329
 127        GDP      Goodrich Petroleum Corporation*                                2.07%           24.17          3,069
 114        GB       Greatbatch Inc.*                                               2.10%           27.34          3,117
 190        HIBB     Hibbett Sporting Goods, Inc.*                                  2.84%           22.16          4,210
 347        XXIA     Ixia*                                                          3.46%           14.80          5,136
 107        LKQX     LKQ Corporation*                                               2.21%           30.67          3,282
 130        MGRC     McGrath Rentcorp                                               2.48%           28.33          3,683
  54        MSTR     Microstrategy Incorporated*                                    2.55%           70.17          3,789
  77        MINI     Mobile Mini, Inc.*                                             2.24%           43.26          3,331
  97        MCRI     Monarch Casino & Resort, Inc.*                                 1.05%           16.09          1,561
 185        OS       Oregon Steel Mills, Inc.*                                      3.52%           28.25          5,226
 194        PACR     Pacer International, Inc.                                      3.36%           25.69          4,984
 282        PRZ      PainCare Holdings, Inc.*                                       0.71%            3.72          1,049
  90        PZZA     Papa John's International, Inc.*                               3.01%           49.73          4,476
 358        HAWK     Petrohawk Energy Corporation*                                  3.47%           14.40          5,155
 203        PRGS     Progress Software Corporation*                                 4.36%           31.91          6,478
  83        SAFT     Safety Insurance Group, Inc.                                   1.98%           35.47          2,944
  96        SFCC     SFBC International, Inc.*                                      2.87%           44.37          4,259
 116        SMBI     Symbion, Inc.*                                                 2.03%           26.00          3,016
 123        UFCS     United Fire & Casualty Company                                 3.80%           45.83          5,637
  96        UFPI     Universal Forest Products, Inc.                                3.68%           57.00          5,472
 145        VTIV     Ventiv Health, Inc.*                                           2.59%           26.53          3,847
                                                                                  _______                       ________
                             Total Investments                                    100.00%                       $148,511
                                                                                  =======                       ========

___________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

     Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series
                                 FT 1015


 At the Opening of Business on the Initial Date of Deposit-September 30,
                                  2005


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                   Offering Price   per Share   the Trust (2)
______    _______________________________________                                  ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (20.01%):
          _____________________________________________
  122     XOM         Exxon Mobil Corporation                                        2.00%          $ 64.80     $  7,906
  258     GM          General Motors Corporation                                     2.00%            30.69        7,918
  274     HPQ         Hewlett-Packard Company                                        2.00%            28.94        7,930
  324     INTC        Intel Corporation                                              2.00%            24.48        7,932
   99     IBM         International Business Machines Corporation                    2.01%            80.36        7,956
  290     MRK         Merck & Co., Inc.                                              2.00%            27.32        7,923
  316     PFE         Pfizer Inc.                                                    2.00%            25.09        7,928
  136     PG          The Procter & Gamble Company                                   2.00%            58.14        7,907
  334     SBC         SBC Communications Inc.                                        2.00%            23.72        7,922
  243     VZ          Verizon Communications Inc.                                    2.00%            32.53        7,905

          Global Target 15 Strategy Stocks (10.02%):
          ______________________________________
          DJIA COMPANIES:
          ___________________
   86     GM          General Motors Corporation                                     0.67%            30.69        2,639
   97     MRK         Merck & Co., Inc.                                              0.67%            27.32        2,650
  105     PFE         Pfizer Inc.                                                    0.66%            25.09        2,634
  111     SBC         SBC Communications Inc.                                        0.66%            23.72        2,633
   81     VZ          Verizon Communications Inc.                                    0.66%            32.53        2,635

          FT INDEX COMPANIES:
          ___________________
  677     BT/A LN     BT Group Plc                                                   0.67%             3.90        2,639
  719     CPG LN      Compass Group Plc                                              0.67%             3.67        2,641
  517     GKN LN      GKN Plc                                                        0.67%             5.11        2,639
  320     LLOY LN     Lloyds TSB Group Plc                                           0.67%             8.26        2,644
1,530     RSA LN      Royal & Sun Alliance Insurance Group Plc                       0.67%             1.73        2,641

          HANG SENG INDEX COMPANIES:
          __________________________
1,309     2388 HK     BOC Hong Kong (Holdings) Limited                               0.67%             2.02        2,640
1,479     293 HK      Cathay Pacific Airways Limited                                 0.67%             1.79        2,640
  938     267 HK      CITIC Pacific Limited                                          0.67%             2.82        2,641
1,393     1199 HK     Cosco Pacific Limited                                          0.67%             1.90        2,640
1,658     101 HK      Hang Lung Properties Limited                                   0.67%             1.59        2,640

          The Nasdaq(R) Target 15 Strategy Stocks (15.01%):
          __________________________________________
   63     AMZN        Amazon.com, Inc.*                                              0.71%            44.79        2,822
  186     AMGN        Amgen Inc.*                    .                             . 3.75%            79.77       14,837
  254     AMAT        Applied Materials, Inc.                                        1.08%            16.90        4,293
   36     ADSK        Autodesk, Inc.*                                                0.41%            44.84        1,614
   46     BBBY        Bed Bath & Beyond Inc.*                                        0.47%            40.11        1,845
   13     CHRW        C.H. Robinson Worldwide, Inc.                                  0.21%            62.84          817
   17     CECO        Career Education Corporation*                                  0.15%            36.09          613
   23     ESRX        Express Scripts, Inc.*                                         0.36%            61.72        1,420
   16     GRMN        Garmin Ltd. (4)                                                0.27%            66.68        1,067
   71     GILD        Gilead Sciences, Inc.*                                         0.85%            47.50        3,373
  606     INTC        Intel Corporation                                              3.75%            24.48       14,835
   31     KLAC        KLA-Tencor Corporation                                         0.38%            48.39        1,500
  232     ERICY       L.M. Ericsson AB (ADR) (4)                                     2.15%            36.75        8,526
   21     LRCX        Lam Research Corporation*                                      0.15%            29.62          622
   28     SNDK        SanDisk Corporation*                                           0.32%            45.07        1,262

                        Schedule of Investments (cont'd.)

     Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series
                                 FT 1015


 At the Opening of Business on the Initial Date of Deposit-September 30,
                                  2005



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and                                                         of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                    Offering Price   per Share   the Trust (2)
______    _________________________                                                 ____________     _________   ____________
          The S&P Target 24 Strategy Stocks (29.99%):
          _______________________________________
258       ALL         The Allstate Corporation                                        3.63%          $ 55.76     $ 14,386
 22       AEP         American Electric Power Company, Inc.                           0.22%            39.58          871
165       APCC        American Power Conversion Corporation                           1.08%            25.91        4,275
162       ABI         Applera Corporation-Applied Biosystems Group                    0.95%            23.34        3,781
 27       ADSK        Autodesk, Inc.*                                                 0.31%            44.84        1,211
 58       BR          Burlington Resources Inc.                                       1.20%            81.75        4,742
 18       CLX         The Clorox Company                                              0.25%            55.38          997
 37       EOG         EOG Resources, Inc.                                             0.71%            75.81        2,805
115       EFX         Equifax Inc.                                                    1.02%            35.00        4,025
 39       EXC         Exelon Corporation                                              0.53%            54.09        2,110
123       ESRX        Express Scripts, Inc.*                                          1.92%            61.72        7,592
 22       HSY         The Hershey Company                                             0.31%            56.47        1,242
706       INTC        Intel Corporation                                               4.36%            24.48       17,283
111       LH          Laboratory Corporation of America Holdings*                     1.37%            48.72        5,408
 40       NSM         National Semiconductor Corporation                              0.25%            25.53        1,021
189       JWN         Nordstrom, Inc.                                                 1.61%            33.80        6,388
193       PEP         PepsiCo, Inc.                                                   2.75%            56.50       10,905
 78       PGR         The Progressive Corporation                                     2.09%           106.10        8,276
108       RSH         RadioShack Corporation                                          0.66%            24.36        2,631
152       RHI         Robert Half International Inc.                                  1.36%            35.35        5,373
 49       SAFC        SAFECO Corporation                                              0.66%            53.40        2,617
 97       TIF         Tiffany & Co.                                                   0.97%            39.59        3,840
 14       TXU         TXU Corp.                                                       0.39%           111.73        1,564
 48       VLO         Valero Energy Corporation                                       1.39%           114.99        5,520

          Value Line(R) Target 25 Strategy Stocks (24.97%):
          ______________________________________________
 21       ANSI        Advanced Neuromodulation Systems, Inc.*                         0.24%            47.98        1,008
 11       BMHC        Building Materials Holding Corporation                          0.25%            94.61        1,041
169       BR          Burlington Resources Inc.                                       3.49%            81.75       13,816
 17       CDIS        Cal Dive International, Inc.*                                   0.27%            63.78        1,084
 16       CERN        Cerner Corporation*                                             0.35%            86.80        1,389
148       CHK         Chesapeake Energy Corporation                                   1.44%            38.55        5,705
 81       CHS         Chico's FAS, Inc.*                                              0.73%            35.88        2,906
 42       CMCO        Columbus McKinnon Corporation*                                  0.24%            23.74          997
 40       CNX         CONSOL Energy Inc.                                              0.77%            75.96        3,038
137       DHI         D.R. Horton, Inc.                                               1.24%            35.85        4,911
  9       EXP         Eagle Materials Inc.                                            0.26%           117.95        1,062
382       ECA         EnCana Corp. (4)                                                5.54%            57.48       21,957
108       EOG         EOG Resources, Inc.                                             2.07%            75.81        8,187
 29       FRK         Florida Rock Industries, Inc.                                   0.46%            62.70        1,818
 23       INGR        Intergraph Corporation*                                         0.25%            44.35        1,020
 42       KBH         KB HOME                                                         0.76%            72.10        3,028
 18       LSS         Lone Star Technologies, Inc.*                                   0.25%            57.95        1,043
 19       MNT         Mentor Corporation                                              0.25%            53.64        1,019
 57       NFX         Newfield Exploration Company*                                   0.72%            50.06        2,853
 74       NVDA        NVIDIA Corporation*                                             0.63%            33.98        2,515
 58       BTU         Peabody Energy Corporation                                      1.23%            83.80        4,860
 35       SWN         Southwestern Energy Company*                                    0.66%            74.35        2,602
 29       SPF         Standard Pacific Corp.                                          0.30%            41.05        1,190
 67       TOL         Toll Brothers, Inc.*                                            0.73%            43.47        2,912
159       XTO         XTO Energy, Inc.                                                1.84%            45.87        7,293
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $396,386
                                                                                    =======                      ========
___________

See "Notes to Schedules of Investments" on page 32.

                             Schedule of Investments

    Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series
                                 FT 1015


 At the Opening of Business on the Initial Date of Deposit-September 30, 2005


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                   Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (29.99%):
          ____________________________________________
  183     XOM         Exxon Mobil Corporation                                        2.99%          $ 64.80     $ 11,858
  387     GM          General Motors Corporation                                     3.00%            30.69       11,877
  411     HPQ         Hewlett-Packard Company                                        3.00%            28.94       11,894
  485     INTC        Intel Corporation                                              3.00%            24.48       11,873
  148     IBM         International Business Machines Corporation                    3.00%            80.36       11,893
  435     MRK         Merck & Co., Inc.                                              3.00%            27.32       11,884
  473     PFE         Pfizer Inc.                                                    3.00%            25.09       11,868
  204     PG          The Procter & Gamble Company                                   3.00%            58.14       11,861
  501     SBC         SBC Communications Inc.                                        3.00%            23.72       11,884
  365     VZ          Verizon Communications Inc.                                    3.00%            32.53       11,873

          Global Target 15 Strategy Stocks (10.02%):
          ______________________________________
          DJIA COMPANIES:
          _________________
   86     GM          General Motors Corporation                                     0.67%            30.69       2,639
   97     MRK         Merck & Co., Inc.                                              0.67%            27.32       2,650
  105     PFE         Pfizer Inc.                                                    0.66%            25.09       2,634
  111     SBC         SBC Communications Inc.                                        0.65%            23.72       2,633
   81     VZ          Verizon Communications Inc.                                    0.67%            32.53       2,635

          FT INDEX COMPANIES:
          ___________________
  677     BT/A LN     BT Group Plc                                                   0.67%             3.90       2,639
  719     CPG LN      Compass Group Plc                                              0.67%             3.67       2,641
  517     GKN LN      GKN Plc                                                        0.67%             5.11       2,639
  320     LLOY LN     Lloyds TSB Group Plc                                           0.67%             8.26       2,644
1,530     RSA LN      Royal & Sun Alliance Insurance Group Plc                       0.67%             1.73       2,641

          HANG SENG INDEX COMPANIES:
          _________________________
1,309     2388 HK     BOC Hong Kong (Holdings) Limited                               0.67%             2.02       2,640
1,479     293 HK      Cathay Pacific Airways Limited                                 0.67%             1.79       2,640
  938     267 HK      CITIC Pacific Limited                                          0.67%             2.82       2,641
1,393     1199 HK     Cosco Pacific Limited                                          0.67%             1.90       2,640
1,658     101 HK      Hang Lung Properties Limited                                   0.67%             1.59       2,640

          The S&P Target 24 Strategy Stocks (49.98%):
          __________________________________________
  429     ALL         The Allstate Corporation                                       6.04%            55.76       23,921
   37     AEP         American Electric Power Company, Inc.                          0.37%            39.58        1,464
  276     APCC        American Power Conversion Corporation                          1.81%            25.91        7,151
  270     ABI         Applera Corporation-Applied Biosystems Group                   1.59%            23.34        6,302
   44     ADSK        Autodesk, Inc.*                                                0.50%            44.84        1,973
   97     BR          Burlington Resources Inc.                                      2.00%            81.75        7,930
   30     CLX         The Clorox Company                                             0.42%            55.38        1,661
   62     EOG         EOG Resources, Inc.                                            1.19%            75.81        4,700
  191     EFX         Equifax Inc.                                                   1.69%            35.00        6,685
   65     EXC         Exelon Corporation                                             0.89%            54.09        3,516
  204     ESRX        Express Scripts, Inc.*                                         3.18%            61.72       12,591
   36     HSY         The Hershey Company                                            0.51%            56.47        2,033
1,176     INTC        Intel Corporation                                              7.27%            24.48       28,789
  186     LH          Laboratory Corporation of America Holdings*                    2.29%            48.72        9,062
   67     NSM         National Semiconductor Corporation                             0.43%            25.53        1,711
  315     JWN         Nordstrom, Inc.                                                2.69%            33.80       10,647
  322     PEP         PepsiCo, Inc.                                                  4.59%            56.50       18,193
  130     PGR         The Progressive Corporation                                    3.48%           106.10       13,793
  181     RSH         RadioShack Corporation                                         1.11%            24.36        4,409
  253     RHI         Robert Half International Inc.                                 2.26%            35.35        8,944
   82     SAFC        SAFECO Corporation                                             1.11%            53.40        4,379
  162     TIF         Tiffany & Co.                                                  1.62%            39.59        6,414
   23     TXU         TXU Corp.                                                      0.65%           111.73        2,570
   79     VLO         Valero Energy Corporation                                      2.29%           114.99        9,084

                        Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series
                                 FT 1015


                    At the Opening of Business on the
               Initial Date of Deposit-September 30, 2005


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and                                                         of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                    Offering Price   per Share   the Trust (2)
______    ____________________________                                              ____________     _________   ____________
          Value Line(R) Target 25 Strategy Stocks (10.01%):
          __________________________________________
  9       ANSI        Advanced Neuromodulation Systems, Inc.*                         0.10%          $ 47.98     $    432
  5       BMHC        Building Materials Holding Corporation                          0.11%            94.61          473
 67       BR          Burlington Resources Inc.                                       1.38%            81.75        5,477
  7       CDIS        Cal Dive International, Inc.*                                   0.11%            63.78          446
  7       CERN        Cerner Corporation*                                             0.15%            86.80          608
 59       CHK         Chesapeake Energy Corporation                                   0.57%            38.55        2,274
 32       CHS         Chico's FAS, Inc.*                                              0.28%            35.88        1,148
 17       CMCO        Columbus McKinnon Corporation*                                  0.10%            23.74          404
 16       CNX         CONSOL Energy Inc.                                              0.31%            75.96        1,215
 55       DHI         D.R. Horton, Inc.                                               0.50%            35.85        1,972
  4       EXP         Eagle Materials Inc.                                            0.11%           117.95          471
153       ECA         EnCana Corp. (4)                                                2.22%            57.48        8,794
 43       EOG         EOG Resources, Inc.                                             0.82%            75.81        3,260
 12       FRK         Florida Rock Industries, Inc.                                   0.19%            62.70          752
  9       INGR        Intergraph Corporation*                                         0.10%            44.35          399
 17       KBH         KB HOME                                                         0.31%            72.10        1,226
  7       LSS         Lone Star Technologies, Inc.*                                   0.10%            57.95          406
  8       MNT         Mentor Corporation                                              0.10%            53.64          429
 23       NFX         Newfield Exploration Company*                                   0.29%            50.06        1,151
 30       NVDA        NVIDIA Corporation*                                             0.26%            33.98        1,019
 23       BTU         Peabody Energy Corporation                                      0.48%            83.80        1,927
 14       SWN         Southwestern Energy Company*                                    0.26%            74.35        1,041
 12       SPF         Standard Pacific Corp.                                          0.12%            41.05          493
 27       TOL         Toll Brothers, Inc.*                                            0.30%            43.47        1,174
 64       XTO         XTO Energy, Inc.                                                0.74%            45.87        2,936
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $396,210
                                                                                    =======                      ========

___________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on September 30, 2005. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

Page 32


                                                                       Cost of
                                                                       Securities    Profit
                                                                       to Sponsor    (Loss)
                                                                       ___________   _______
The Dow(sm) DART 10 Portfolio, 4th Quarter 2005 Series                 $148,441      $   80
The Dow(sm) Target 5 Portfolio, 4th Quarter 2005 Series                 148,408         101
Global Target 15 Portfolio, 4th Quarter 2005 Series                     149,438        (944)
The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series              148,628         (79)
NYSE (R) International Target 25 Portfolio, 4th Quarter 2005 Series     147,710         726
The S&P Target 24 Portfolio, 4th Quarter 2005 Series                    148,433          19
S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series                   148,697        (146)
Target Double Play Portfolio, 4th Quarter 2005 Series                   148,665        (206)
Target Focus Four Portfolio, 4th Quarter 2005 Series                    396,332        (253)
Target Small-Cap Portfolio, 4th Quarter 2005 Series                     148,751        (240)
Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series         396,782        (396)
Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series       396,446        (236)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt (ADR), on a U.S. national securities exchange.

(5) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 66.68%, 16.15%, 100%, 11.07%, 16.65%, 14.66% and 8.92% of the investments of Global Target 15 Portfolio, 4th Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series; NYSE (R) International Target 25 Portfolio, 4th Quarter 2005 Series; Target Double Play Portfolio, 4th Quarter 2005 Series; Target Focus Four Portfolio, 4th Quarter 2005 Series; Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series; and Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series, respectively.

(6) Securities of companies in the following industries comprise the percentage of the investments of the Trusts as indicated:

The Dow(sm) DART 10 Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 10%, Consumer-Staples 10%, Energy 10%, Healthcare 20%, Information Technology 30%, Telecommunication Services 20%

The Dow(sm)  Target 5 Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 20%, Healthcare 40%, Telecommunication Services 40%

Global Target 15 Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 6.67%, Financial Services 26.67%, Healthcare 13.33%, Industrials 33.34%, Telecommunication Services 19.99%

The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 10.66%, Healthcare 33.07%, Industrials 1.40%, Information Technology 54.87%

NYSE(R) International Target 25 Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 19.99%, Energy 8.04%, Financial Services 23.98%, Information Technology 4.01%, Materials 15.96%, Telecommunication Services 20.01%, Utilities 8.01%

The S&P Target 24 Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 10.82%, Consumer-Staples 11.06%, Energy 10.99%, Financial Services 21.28%, Healthcare 14.10%, Industrials 11.53%, Information Technology 16.40%, Utilities 3.82%

S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 6.68%, Consumer-Staples 2.22%, Energy 4.43%, Financial Services 31.10%, Industrials 15.54%, Information Technology 15.56%, Materials 14.45%, Utilities 10.02%

Target Double Play Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 10.57%, Consumer-Staples 2.51%, Energy 36.55%, Financial Services 22.51%, Healthcare 1.69%, Industrials 3.00%, Information Technology 1.79%, Materials 8.88%, Telecommunication Services 2.50%, Utilities 10.00%

Target Focus Four Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 10.37%, Consumer-Staples 2.16%, Energy 24.04%, Financial Services 25.22%, Healthcare 1.05%, Industrials 6.45%, Information Technology 6.13%, Materials 11.30%, Telecommunication Services 3.49%, Utilities 9.79%

Target Small-Cap Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 16.15%, Energy 11.64%, Financial Services 11.37%, Healthcare 16.98%, Industrials 24.23%, Information Technology 16.11%, Materials 3.52%

Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 11.52%, Consumer-Staples 5.31%, Energy 23.58%, Financial Services 9.06%, Healthcare 15.37%, Industrials 7.26%, Information Technology 20.05%, Materials 0.72%, Telecommunication Services 5.99%, Utilities 1.14%

Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series:
Consumer-Discretionary 10.71%, Consumer-Staples 8.52%, Energy 15.75%, Financial Services 13.31%, Healthcare 14.74%, Industrials 9.21%, Information Technology 17.56%, Materials 0.30%, Telecommunication Services 7.99%, Utilities 1.91%

* This Security has not paid a dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1015, consists of 12 separate portfolios set forth below:

- The Dow(sm) DART 10 Portfolio
- The Dow(sm) Target 5 Portfolio
- Global Target 15 Portfolio
- The Nasdaq(R)  Target 15 Portfolio
- NYSE(R) International Target 25 Portfolio
- The S&P Target 24 Portfolio
- S&P Target SMid 60 Portfolio
- Target Double Play Portfolio
- Target Focus Four Portfolio
- Target Small-Cap Portfolio
- Target VIP Aggressive Equity Portfolio
- Target VIP Conservative Equity Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) DART 10 Strategy.

The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of Dow Jones Industrial Average(sm) ("DJIA(sm)") stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) DART 10 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Target 5 Strategy.

The Dow(sm) Target 5 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the DJIA(sm).

The Dow(sm) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


Global Target 15 Strategy.

The Global Target 15 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or two business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which the Global Target 15 Strategy stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered a Large-Cap Value Trust.


The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.


NYSE (R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The Trust seeks to provide the potential for above-average capital appreciation; however, there is no assurance the objective will be met. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1:We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2:We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3:We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE (R) International Target 25 Portfolio is considered a Large-Cap Value Trust.


The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, the The S&P Target 24 Portfolio is considered a Large-Cap Growth Trust.

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600").

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

- Price to cash flow;

- 12-month change in return on assets;

- 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given twice the weight of the stocks selected from the S&P SmallCap 600.

Target Double Play Strategy.

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise The Dow(sm) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(sm) Target Dividend Strategy and the Value Line(R) Target 25 Strategy were selected as follows:

The Dow(sm) Target Dividend Strategy.

The Dow(sm) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(sm) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones Select
Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(sm) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones Select Dividend Index(sm), have been removed from the universe of securities from which The Dow(sm) Target Dividend Strategy stocks are selected.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then rank the stocks for profitability by their return on assets.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Double Play Portfolio is considered a Large-Cap Blend Trust.


Target Focus Four Strategy.

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) Target Dividend Strategy;

- Approximately 30% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 30% common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

The Securities which comprise The Dow(sm) Target Dividend Strategy, S&P Target SMid 60 Strategy, Value Line(R) Target 25 Strategy and NYSE(R) International Target 25 Strategy were chosen by applying the same selection criteria set forth above.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.


Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.


For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered a Small-Cap Growth Trust.

Target VIP Strategies.

The Target VIP Strategies invest in the common stocks of companies which are selected by applying separate uniquely specialized strategies. While each of the strategies included in a particular Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. Each Target VIP Portfolio seeks to outperform the S&P 500 Index. Each Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

Target VIP Aggressive Equity Strategy.

The composition of the Target VIP Aggressive Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 20% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 15% common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 30% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 25% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the five strategies which make up the Target VIP Aggressive Equity Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Aggressive Equity Portfolio is considered a Large-Cap Growth Trust.


Target VIP Conservative Equity Strategy.

The composition of the Target VIP Conservative Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the four strategies which make up the Target VIP Conservative Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered a Large-Cap Growth Trust.


Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe the Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $6 billion; Large-Cap-over $6 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)", "DJIA(sm)" and Dow Jones Select Dividend Index(sm) are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, Global Target 15 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio, Target VIP Aggressive Equity Portfolio, and Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors, L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Aggressive Equity Portfolio and Target VIP Conservative Equity Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

"NYSE" is a registered service mark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios, L.P. The "NYSE International Target 25 Portfolio," based on the NYSE International 100 Index(sm) (the "Index"), and the Target Focus Four Portfolio are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, The Nasdaq Stock Market, Inc., S&P 500 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, Dow Jones Select Dividend Index(sm), the Ibbotson Small-Cap Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in the S&P SMid 60 Portfolio and the Target Focus Four Portfolio are issued by companies with market capitalizations of less than $1.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Three of the Securities in The Nasdaq (R) Target 15 Portfolio and three of the Securities in The S&P Target 24 Portfolio represent approximately 64.30% and 35.84%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Energy Industry. Because more than 25% of the Target Double Play Portfolio is invested in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies, this Trust is considered to be concentrated in the energy industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Global Target 15 Portfolio and the S&P Target SMid 60 Portfolio are considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Dow(sm) Target 5 Portfolio and the Nasdaq (R) Target 15 Portfolio are considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Industrials. The Global Target 15 Portfolio is also considered to be concentrated in industrial stocks. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Information Technology Industry. The Dow(sm) DART 10 Portfolio and the Nasdaq (R) Target 15 Portfolio are considered to be concentrated in the information technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Telecommunications Industry. The Dow(sm) Target 5 Portfolio is also considered to be concentrated in the telecommunications industry. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. All of the Securities in the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target VIP Aggressive Equity Portfolio and Target VIP Conservative Equity Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), S&P 500 Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

                               COMPARISON OF TOTAL RETURN(2)

(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                         Hypothetical Strategy Total Returns(1)

           The         The         The         The         NYSE(R)                    The S&P
           Dow(sm)     Dow(sm)     Global      Nasdaq(R)   International  The S&P     Target
           DART 10     Target 5    Target 15   Target 15   Target 25      Target 24   SMid 60
Year       Strategy    Strategy    Strategy    Strategy    Strategy       Strategy    Strategy
----       --------    --------    ---------   ---------   ---------      ---------   --------
1972        19.75%      18.93%
1973        -4.68%      17.26%
1974        -9.45%      -7.76%
1975        54.51%      61.41%
1976        32.21%      37.92%
1977        -4.37%       2.96%
1978        -4.37%      -1.24%
1979        10.36%       7.24%
1980        21.98%      38.63%      47.73%
1981        -0.46%       0.69%      -2.49%
1982        24.60%      40.30%      -5.25%
1983        37.40%      33.40%      12.85%
1984         3.67%       8.50%      26.91%
1985        36.29%      35.33%      50.75%
1986        38.89%      27.99%      35.02%       18.93%                     17.97%
1987         2.71%       8.08%      14.73%       11.41%                      1.52%
1988        16.28%      18.70%      21.38%       -3.06%                      4.36%
1989        25.62%       7.94%      13.21%       34.32%                     22.28%
1990        -1.20%     -17.94%       0.62%       -7.78%                      6.53%
1991        40.76%      58.70%      37.28%      105.33%                     40.08%
1992         5.95%      20.11%      23.72%       -2.62%                     -1.56%
1993        18.38%      31.06%      62.19%       25.66%                      8.14%
1994        -2.28%       5.69%      -9.67%        7.87%                      5.02%
1995        35.13%      27.60%      10.72%       50.56%                     39.03%     24.27%
1996        31.97%      23.36%      18.16%       56.70%      25.84%         31.25%     13.26%
1997        22.81%      17.23%      -8.80%       32.16%      23.07%         30.14%     42.49%
1998        17.21%       9.73%      10.77%      118.99%      15.10%         39.68%      4.83%
1999        15.74%      -9.62%       6.22%       96.71%      63.84%         40.67%     24.04%
2000         8.04%       8.47%       2.54%      -16.95%      10.85%          3.75%     14.31%
2001       -15.85%      -5.09%      -1.21%      -26.74%     -14.12%        -10.89%     32.02%
2002       -18.02%     -12.89%     -14.33%      -26.47%     -20.76%        -19.23%     -5.57%
2003        18.71%      20.16%      35.93%       34.92%      39.74%         23.22%     46.15%
2004         3.36%       9.69%      28.97%       -3.60%      23.56%         13.60%     23.64%
2005        -2.20%      -8.74%       4.51%       -3.63%      -5.22%         -2.12%      2.06%
(thru 8/31)

         Target      Target                    Target VIP  Target VIP
         Double      Focus       Target        Aggressive  Conservative
         Play        Four        Small-Cap     Equity      Equity
Year     Strategy    Strategy    Strategy      Strategy    Strategy
____     _________   __________  ____________  __________  ____________
1972                               8.94%
1973                             -27.05%
1974                             -36.71%
1975                              37.12%
1976                              42.61%
1977                              13.55%
1978                              14.84%
1979                              37.76%
1980                              58.67%
1981                             -11.75%
1982                              48.10%
1983                              28.16%
1984                              -3.51%
1985                              47.65%
1986                              20.57%      23.60%      25.34%
1987                              12.29%       8.19%       4.59%
1988                              20.41%       3.76%       8.15%
1989                              23.29%      29.61%      24.62%
1990                              -1.37%       1.24%       3.16%
1991                              56.28%      60.32%      44.17%
1992      12.37%                  24.97%       1.93%       3.01%
1993      21.49%                  19.71%      22.29%      18.18%
1994       2.40%                  -0.35%       4.44%       2.07%
1995      49.31%                  38.62%      40.30%      36.22%
1996      35.20%      26.52%      32.02%      39.55%      32.35%
1997      37.31%      37.42%      13.98%      25.94%      24.32%
1998      46.73%      30.97%      -0.61%      56.81%      35.04%
1999      52.40%      45.02%      10.25%      58.23%      36.71%
2000       7.42%       9.82%       2.87%      -2.40%       3.34%
2001      20.00%      20.17%      -3.83%     -10.68%     -10.42%
2002     -12.58%     -11.31%     -16.27%     -20.88%     -18.95%
2003      35.81%      39.28%      53.26%      29.29%      24.65%
2004      20.33%      21.63%      19.40%      12.47%      12.78%
2005       9.36%       6.75%       9.48%       1.83%      -0.11%
(thru 8/31)

Page 43


                            Comparison of Total Return (2)

                                   Index Total Returns
                                                                                                    Cumulative
                    Nasdaq-    NYSE                      S&P                 Hang       Ibbotson    International
                    100        International  S&P 500    1000      FT        Seng       Small-Cap   Index
Year      DJIA(sm)  Index(R)   100 Index(sm)  Index      Index     Index     Index      Index       Returns(3)
____      _______   _________  _____________  _______    ________  ________  ______     _________    _____________
1972       18.38%                              18.89%                                                  4.43%
1973      -13.20%                             -14.57%                                                -30.90%
1974      -23.64%                             -26.33%                                                -19.95%
1975       44.46%                              36.84%                                                 52.82%
1976       22.80%                              23.64%                                                 57.38%
1977      -12.91%                              -7.25%                                                 25.38%
1978        2.66%                               6.49%                                                 23.46%
1979       10.60%                              18.22%                                                 43.46%
1980       21.90%                              32.11%               31.77%    65.48%     38.88%       39.72%
1981       -3.61%                              -4.92%               -5.30%   -12.34%     13.88%       -7.08%
1982       26.85%                              21.14%                0.42%   -48.01%     28.01%       -6.91%
1983       25.82%                              22.28%               21.94%    -2.04%     39.67%       15.24%
1984        1.29%                               6.22%                2.15%    42.61%     -6.67%       15.35%
1985       33.28%                              31.77%               54.74%    50.95%     24.66%       46.32%
1986       27.00%     6.89%                    18.31%               24.36%    51.16%      6.85%       34.18%
1987        5.66%    10.49%                     5.33%               37.13%    -6.84%     -9.30%       11.99%
1988       16.03%    13.54%                    16.64%                9.00%    21.04%     22.87%       15.36%
1989       32.09%    26.17%                    31.35%               20.07%    10.59%     10.18%       20.92%
1990       -0.73%   -10.41%                    -3.30%               11.03%    11.71%    -21.56%        7.34%
1991       24.19%    64.99%                    30.40%                8.77%    50.68%     44.63%       27.88%
1992        7.39%     8.86%                     7.62%               -3.13%    34.73%     23.35%       12.99%
1993       16.87%    11.67%                     9.95%               19.22%   124.95%     20.98%       53.68%
1994        5.03%     1.74%                     1.34%                1.97%   -29.34%      3.11%       -7.45%
1995       36.67%    43.01%                    37.22%     30.69%    16.21%    27.52%     34.66%       26.80%
1996       28.71%    42.74%     18.50%         22.82%     19.85%    18.35%    37.86%     17.62%       28.31%
1997       24.82%    20.76%     19.20%         33.21%     30.26%    14.78%   -17.69%     22.78%        7.30%
1998       18.03%    85.43%     22.64%         28.57%     13.20%    12.32%    -2.60%     -7.38%        9.25%
1999       27.06%   102.08%     41.93%         20.94%     14.11%    15.14%    71.34%     28.96%       37.85%
2000       -4.70%   -36.82%    -20.67%         -9.08%     15.86%   -16.14%    -9.32%     -3.87%      -10.05%
2001       -5.45%   -32.62%    -21.13%        -11.88%      1.45%   -22.81%   -22.45%     22.13%      -16.90%
2002      -14.94%   -37.53%    -19.14%        -22.04%    -14.54%   -29.33%   -15.52%    -13.25%      -19.93%
2003       28.04%    49.45%     37.58%         28.49%     36.61%    25.80%    41.23%     60.62%       31.69%
2004        5.23%    10.72%     16.25%         10.80%     18.39%    20.60%    16.85%     18.24%       14.23%
2005       -1.24%    -2.15%      5.95%          1.93%      7.51%     5.61%     7.52%      3.21%        3.96%
(thru 8/31)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except the FT Index and Hang
Seng Index from 12/31/79 through 12/31/86, during which time annual reinvestment was assumed; the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since 1/01/2001 assumes daily reinvestment of dividends; and the NYSE International 100 Index(sm), which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

Strategy                                   Average Annual Total Return     Corresponding Index                         Index Return
________                                   ___________________________     ___________________                         ____________
The Dow(sm) DART 10 Strategy               13.23%                          DJIA(sm) (from 01/01/72 through 12/31/04)   11.79%
The Dow(sm) Target 5 Strategy              14.96%                          DJIA(sm) (from 01/01/72 through 12/31/04)   11.79%
Global Target 15 Strategy                  15.09%                          Cumulative International Index              13.87%
The Nasdaq(R) Target 15 Strategy           20.34%                          Nasdaq-100 Index(R)                         14.25%
NYSE(R) International Target 25 Strategy   16.00%                          NYSE International 100 Index(sm)
The S&P Target 24 Strategy                 14.19%                          S&P 500 Index (from 01/01/86 through        12.25%
                                                                           12/31/04)
S&P Target SMid 60 Strategy                20.98%                          S&P 1000 Index                              15.65%
Target Double Play Strategy                23.75%                          S&P 500 Index (from 01/01/92 through        10.64%
                                                                           12/31/04)
Target Focus Four Strategy                 23.22%                          S&P 500 Index (from 01/01/96 through         9.49%
                                                                           12/31/04)
Target Small-Cap Strategy                  15.21%                          S&P 500 Index (from 01/01/72 through        11.33%
                                                                           12/31/04)
                                                                           Ibbotson Small-Cap Index                    15.13%
Target VIP Aggressive Equity Strategy      18.03%                          S&P 500 Index (from 01/01/86 through        12.23%
                                                                           12/31/04)
Target VIP Conservative Equity Strategy    15.01%                          S&P 500 Index (from 01/01/86 through        12.23%
                                                                           12/31/04)

(3) The combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 20, 2006 through March 20, 2006. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum       Dealer
If you invest                sales charge       concession
(in thousands):*             will be:           will be:
________________             ___________        __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.05%
$3 but less than $5                       0.10%
$5 or more                                0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Payments of additional concessions described in this and the preceding paragraph may create an incentive for intermediaries and their agents to sell or recommend First Trust products, including the Trust, over products offered by other sponsors or fund companies.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar

Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc., the New York Stock Exchange and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at your Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Emmet, Marvin & Martin, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. Special rules may apply, however, if the Trusts hold assets other than Stocks and the advice of Emmet, Marvin & Martin, LLP does not address such other assets. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to U.K. inheritance tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts except the Global Target 15 Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq (R) Target 15 Portfolio, the NYSE(R) International Target 25 Portfolio, The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio or the Target Small-Cap Portfolio, or 5,000 Units of the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 14 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq (R) Target 15 Portfolio, the NYSE(R) International Target 25 Portfolio, The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio or the Target Small-Cap Portfolio, or 5,000 Units of the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" and "Redeeming Your Units" for additional information. You must notify the Trustee at least 15 business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $56 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31,

2004, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $31,922,259 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 63


                             First Trust(R)

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 4th Quarter
                               2005 Series
        The Dow(sm)  Target 5 Portfolio, 4th Quarter 2005 Series
           Global Target 15 Portfolio, 4th Quarter 2005 Series
       The Nasdaq (R) Target 15 Portfolio, 4th Quarter 2005 Series
   NYSE(R) International Target 25 Portfolio, 4th Quarter 2005 Series
          The S&P Target 24 Portfolio, 4th Quarter 2005 Series
          S&P Target SMid 60 Portfolio, 4th Quarter 2005 Series
          Target Double Play Portfolio, 4th Quarter 2005 Series
          Target Focus Four Portfolio, 4th Quarter 2005 Series
           Target Small-Cap Portfolio, 4th Quarter 2005 Series
     Target VIP Aggressive Equity Portfolio, 4th Quarter 2005 Series Target VIP Conservative Equity Portfolio, 4th Quarter 2005 Series
                                 FT 1015

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-784-1069

                      ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-126498) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.; Washington, D.C. 20549 e-mail address: publicinfo@sec.gov


                           September 30, 2005


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 64


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1015 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated September 30, 2005. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The Nasdaq Stock Market, Inc.                                   2
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Small-Cap Companies                                          3
   Dividends                                                    4
   Foreign Issuers                                              4
   United Kingdom                                               5
   Hong Kong                                                    5
   Exchange Rate                                                6
Litigation
   Tobacco Industry                                            10
Concentrations
   Energy                                                      11
   Financial Services                                          12
   Healthcare                                                  15
   Industrials                                                 15
   Information Technology                                      15
  Telecommunications                                           16
Securities
   The Dow(sm) DART 10 Strategy Stocks                         17
   The Dow(sm) Target 5 Strategy Stocks                        18
   The Dow(sm) Target Dividend Strategy Stocks                 18
   Global Target 15 Strategy Stocks                            19
   The Nasdaq(R) Target 15 Strategy Stocks                     20
   NYSE(R) International Target 25 Strategy Stocks             21
   The S&P Target 24 Strategy Stocks                           23
   S&P Target SMid 60 Strategy Stocks                          24
   Target Small-Cap Strategy Stocks                            27
   Value Line(R) Target 25 Strategy Stocks                     29

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio have not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors, L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors, L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors, L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors, L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered service mark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios, L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the service marks referenced above for use in connection with the NYSE (R) International Target 25 Portfolio.

NYSE does not: sponsor, endorse, sell or promote NYSE (R) International Target 25 Portfolio; recommend that any person invest in the NYSE (R) International Target 25 Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Portfolio; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Portfolio; consider the needs of the NYSE (R) International Target 25 Portfolio or the owners of the NYSE (R) International Target 25 Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Portfolio, the owner of the NYSE (R) International Target 25 Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios, L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since all of the Securities in the NYSE (R) International Target 25 Portfolio and certain of the Securities in certain other Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been as encouraging. The economy grew only 0.6% in 2001 because of the world economic downturn, the September 11 events, and sluggish domestic demand. Economic performance improved only gradually in 2002, with real GDP expanding by a mere 2.3%. Hong Kong has been undergoing a painful economic adjustment process in the years following the Asian financial crisis. The economy suffered seriously along with the collapse of an overheated property market in the years following 1997, which resulted in the deflation that has persisted since November 1998, dampening investment and consumption. Unemployment has become a structural issue as a result of corporate streamlining and relocation of industry and services offshore, in particular to Mainland China. Another issue of concern is the escalating fiscal deficit that is estimated to reach 6.2% of GDP for 2003-04, up from 5.5% of GDP in 2002-03, mainly caused by dwindling revenues from land sales and property related income, and rapid expansion in public expenditure, a pressure that the Hong Kong government generally resisted until recent times. The lasting impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Most recently, due to the outbreak of the Severe Acute Respiratory Syndrome
(SARS) during March to May of 2003, the Hang Seng Index dipped to its lowest level since 1998. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                 United Kingdom
Annual           Pound Sterling/         Hong Kong/           Euro/
Period           U.S. Dollar             U.S. Dollar          U.S. Dollar
_____            __________              ___________          ___________
1983             0.616-0.707             6.480-8.700
1984             0.670-0.864             7.774-8.050
1985             0.672-0.951             7.729-7.990
1986             0.643-0.726             7.768-7.819
1987             0.530-0.680             7.751-7.822
1988             0.525-0.601             7.764-7.912
1989             0.548-0.661             7.775-7.817
1990             0.504-0.627             7.740-7.817
1991             0.499-0.624             7.716-7.803
1992             0.499-0.667             7.697-7.781
1993             0.630-0.705             7.722-7.766
1994             0.610-0.684             7.723-7.750
1995             0.610-0.653             7.726-7.763
1996             0.583-0.670             7.732-7.742
1997             0.584-0.633             7.708-7.751
1998             0.584-0.620             7.735-7.749
1999             0.597-0.646             7.746-7.775        0.845-0.999
2000             0.605-0.715             7.774-7.800        0.968-1.209
2001             0.678-0.707             7.798-7.800        1.045-1.194
2002             0.621-0.709             7.799-7.800        0.953-1.164
2003             0.560-0.636             7.742-7.800        0.794-0.929
2004             0.514-0.568             7.763-7.800        0.738-0.844

Source: Bloomberg L.P.


Page 8

                End of Month Exchange Rates                                 End of Month Exchange Rates
                   for Foreign Currencies                                for Foreign Currencies (continued)

                   United Kingdom                                               United Kingdom
                   Pound Sterling/   Hong Kong/   Euro/                         Pound Sterling/  Hong Kong/   Euro/
Monthly Period     U.S. Dollar       U.S.Dollar   U.S. Dollar Monthly Period    U.S. Dollar      U.S.Dollar   U.S. Dollar
________           __________        ______       ______      __________        ________         ______       ______
1998:                                                        2002:
 January           .613              7.735        N.A.        January          .709             7.799        1.164
 February          .609              7.743        N.A.        February         .706             7.799        1.150
 March             .598              7.749        N.A.        March            .701             7.800        1.147
 April             .598              7.747        N.A.        April            .686             7.799        1.110
 May               .613              7.749        N.A.        May              .687             7.800        1.070
 June              .600              7.748        N.A.        June             .652             7.799        1.009
 July              .613              7.748        N.A.        July             .640             7.800        1.023
 August            .595              7.749        N.A.        August           .645             7.800        1.018
 September         .589              7.749        N.A.        September        .638             7.800        1.014
 October           .596              7.747        N.A.        October          .639             7.800         .990
 November          .607              7.743        N.A.        November         .642             7.799         .994
 December          .602              7.746        N.A.        December         .621             7.799         .953
1999:                                                        2003:
 January           .608              7.748        .880        January          .607             7.800         .929
 February          .624              7.748        .907        February         .634             7.799         .927
 March             .621              7.750        .929        March            .632             7.799         .916
 April             .621              7.750        .946        April            .626             7.799         .894
 May               .624              7.755        .960        May              .611             7.799         .849
 June              .634              7.758        .966        June             .605             7.798         .869
 July              .617              7.762        .934        July             .621             7.799         .812
 August            .623              7.765        .947        August           .634             7.799         .910
 September         .607              7.768        .936        September        .602             7.742         .858
 October           .608              7.768        .948        October          .590             7.764         .863
 November          .626              7.767        .991        November         .581             7.765         .834
 December          .618              7.774        .994        December         .560             7.764         .794
2000:                                                        2004
 January           .619              7.780        1.030       January          .548             7.777         .801
 February          .633              7.783        1.037       February         .535             7.784         .800
 March             .628              7.787        1.047       March            .542             7.792         .812
 April             .645              7.789        1.096       April            .564             7.799         .835
 May               .666              7.792        1.066       May              .546             7.794         .820
 June              .661              7.796        1.050       June             .549             7.800         .820
 July              .667              7.799        1.079       July             .549             7.800         .832
 August            .691              7.799        1.126       August           .555             7.800         .821
 September         .678              7.796        1.132       September        .552             7.796         .804
 October           .698              7.797        1.178       October          .544             7.784         .781
 November          .702              7.799        1.145       November         .524             7.775         .753
 December          .670              7.800        1.060       December         .521             7.773         .738
2001:                                                        2005
 January           .683              7.799        1.067       January          .531             7.800         .767
 February          .692              7.800        1.082       February         .521             7.799         .756
 March             .706              7.800        1.140       March            .529             7.799         .771
 April             .699              7.799        1.127       April            .524             7.794         .777
 May               .705              7.800        1.182       May              .550             7.780         .813
 June              .707              7.800        1.178       June             .558             7.771         .827
 July              .702              7.800        1.141       July             .569             7.774         .825
 August            .688              7.800        1.096       August           .555             7.772         .811
 September         .678              7.800        1.097       September 29     .568             7.759         .831
 October           .688              7.800        1.110
 November          .702              7.800        1.116
 December          .687              7.798        1.124

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).


Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris was ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris was actually forced to post was approximately $7.2 billion. The size of the award, unless reduced, may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Concentrations


Energy. An investment in Units of the Target Double Play Portfolio should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy industry may entail. The business activities of companies held in the Target Double Play Portfolio may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Target Double Play Portfolio may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Target Double Play Portfolio.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Target Double Play Portfolio.

Financial Services. An investment in Units of the Global Target 15 Portfolio and the S&P Target SMid 60 Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state- chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Healthcare. The Dow(sm) Target 5 Portfolio and the Nasdaq(r) Target 15 Portfolio are considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Industrials. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of industrial companies. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Information Technology. An investment in Units of The Dow DART 10 Portfolio and The Nasdaq (R) Target 15 Portfolio Trust should be made with an understanding of the problems and risks inherent in the technology sector. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Telecommunications. An investment in Units of The Dow(sm) Target 5 Portfolio should be made with an understanding of the problems and risks inherent in the telecommunications sector in general.

The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the telecommunications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(sm) DART 10 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                  The Dow(sm) Target 5 Strategy Stocks


General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow(sm) Target Dividend Strategy Stocks


Albertson's, Inc., headquartered in Boise, Idaho, operates combination food-drug stores, conventional supermarkets and warehouse stores.

ALLTEL Corporation, headquartered in Little Rock, Arkansas, is an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

Comerica Incorporated, headquartered in Detroit, Michigan, conducts a general commercial banking business primarily in four states. Business conducted includes corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics, and fibers.

Energy East Corporation, headquartered in Albany, New York, is a regional energy services and delivery company, providing electricity, liquid petroleum gas, and natural gas products and services. The company serves customers in the northeastern United States.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

The Lubrizol Corporation, headquartered in Wickliffe, Ohio, is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation.

Lyondell Chemical Company, headquartered in Houston, Texas, makes and markets a wide variety of petrochemicals, including olefins, polyolefins, methanol, methyl tertiary butyl ether and aromatics, and refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

National City Corporation, headquartered in Cleveland, Ohio, is a regional bank holding company operating commercial banks with offices in Ohio, Illinois, Indiana, Michigan, Kentucky and Pennsylvania.

Provident Bankshares Corporation, headquartered in Baltimore, Maryland, is a bank holding company for Provident Bank of Maryland, having the majority of its offices in the greater Baltimore/Washington, D.C.
metropolitan area and in southern Pennsylvania.

R. R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Washington Federal, Inc., headquartered in Seattle, Washington, is a non-diversified unitary savings and loan holding company that conducts its operations through a federally insured savings and loan association subsidiary, Washington Federal Savings and Loan Association.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies


General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Compass Group Plc, headquartered in Surrey, England, operates an international food service group, providing contract and concession catering services to businesses in over 90 countries. The company's customers are situated in a variety of locations, including airports, factories, offices, railway stations, healthcare institutions, retail stores, shopping malls, and schools and universities.

GKN Plc, headquartered in Worcestershire, England, is a world leader in the production of automotive driveline systems and transmission and engine components. The company also owns Meineke Discount Muffler.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurance to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.


Hang Seng Index Companies
_________________________


BOC Hong Kong (Holdings) Limited, headquartered in Hong Kong, China, is the parent of Bank of China (Hong Kong), which operates branches in Hong Kong as well as on mainland China.

Cathay Pacific Airways Limited, headquartered in Hong Kong, China, operates scheduled airline services. The company also provides airline catering, aircraft handling and engineering services.

CITIC Pacific Limited, headquartered in Hong Kong, China, is a subsidiary of China's state-owned China International Trust & Investment (CITIC). The company invests in infrastructure (aviation, civil engineering projects, power generation, telecommunications), property (including a portion of Lantau Island, the site of Disney's Hong Kong theme park), and trading and distribution firms.

Cosco Pacific Limited, headquartered in Hong Kong, China, is one of the world's leading container-related companies with an increasingly integrated range of activities spanning container leasing, container terminals and container-related industries. The company's parent, China Ocean Shipping (Group) Company, is the largest shipping company in China.

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.


                 The Nasdaq(R) Target 15 Strategy Stocks


Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, offers multimodal transportation services and a variety of logistics solutions, including fresh produce sourcing and freight consolidation. The company operates a network of offices in the United States and internationally.

Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.


             NYSE(R) International Target 25 Strategy Stocks


Canada
______

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada;
publishes telephone directories in Canada and internationally; and designs and builds telecommunications networks globally.

Manulife Financial Corporation, headquartered in Toronto, Ontario, Canada, is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

France
_______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Lafarge S.A., headquartered in Paris, France, supplies building materials to contractors, manufacturers and wholesalers. The company produces cement, concrete and aggregates, roofing, and gypsum products and markets its products in Europe, Africa, Asia, North America and Latin America.

Vivendi Universal S.A. (ADR), headquartered in Paris, France, provides a broad range of services in two primary business sectors: media and communications, and environmental services.

Germany
________

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

BASF AG (ADR), headquartered in Ludwigshafen, Germany, is a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

Bayer AG (ADR), headquartered in Leverkusen, Germany, is a global company offering a range of products, including ethical pharmaceuticals, diagnostics and other healthcare products, agricultural products, polymers and chemicals.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aeropace operations.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes, and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Italy
_____

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
_______________

ABN AMRO Holding N.V. (ADR), headquartered in Amsterdam, the
Netherlands, is an international banking group offering a range of banking products and financial services on a global basis.

Aegon N.V, headquartered in The Hague, The Netherlands, is an international insurer with major operations in The Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Norway
______

Norsk Hydro ASA (ADR), headquartered in Oslo, Norway, transforms natural resources into industrial products and energy.The company also explores for and produces oil and gas. Products include mineral fertilizers, aluminium products, and magnesium, as well as industrial chemicals and petrochemicals. The company has operations worldwide.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
___________

STMicroelectronics N.V., headquartered in Geneva, Switzerland, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

United Kingdom
______________

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    The S&P Target 24 Strategy Stocks


The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, purchase, transmission and distribution of electric power.

American Power Conversion Corporation, headquartered in West Kingston, Rhode Island, designs, develops, makes and markets a line of uninterruptible power supply products, electrical surge protection devices, power conditioning products and associated software and interface cables. The company's products are designed for use with personal computers, engineering work stations, networking equipment and other electronic equipment.

Applera Corporation-Applied Biosystems Group, headquartered in Norwalk, Connecticut, is engaged in research, development, manufacture, sale and support of biochemical instrument systems, reagents and software and related consulting and development services.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

Equifax Inc., headquartered in Atlanta, Georgia, principally provides information services to businesses to help them grant credit and authorize and process credit cards and check transactions.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

The Hershey Company, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.

Nordstrom, Inc., headquartered in Seattle, Washington, is a retailer of apparel and fashion accessories for men, women and children. The company operates stores in the United States under the "Nordstrom," "Nordstrom Rack" and "Faconnable Boutique" brand names.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.

RadioShack Corporation, headquartered in Fort Worth, Texas, is engaged in the retailing of consumer electronics, computer, wireless communication and satellite systems through company-owned stores and dealer/franchise outlets.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

SAFECO Corporation, headquartered in Seattle, Washington, is a property and casualty insurance company with four business segments: Safeco Personal Insurance, Safeco Business Insurance, Surety and P&C Other.

Tiffany & Co., headquartered in New York, New York, designs, manufactures, distributes and retails fine jewelry, timepieces, sterling silver goods, china, crystal, stationery, writing instruments, fragrances and personal accessories.

TXU Corp., headquartered in Dallas, Texas, is a holding company which, through its subsidiaries, engages in the generation, purchase and distribution of electricity; the processing, transmission, distribution and marketing of natural gas; and power development and telecommunications.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.



                   S&P Target SMid 60 Strategy Stocks


3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which connect people and organizations to information. Products include routers, switches, hubs, remote access concentrators, and network management software for Ethernet, Token Ring, Fiber Distributed Data Interface, Asynchronous Transfer Mode and other high-speed technologies.

AGCO Corporation, headquartered in Duluth, Georgia, is primarily engaged in the manufacture and distribution of agricultural equipment and related replacement parts worldwide.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in the airline business.

Alliant Energy Corp., headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company, which engage in the generation, transmission, distribution, and sale of electric energy; and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.

Allmerica Financial Corporation, headquartered in Worcester,
Massachusetts, a holding company, offers various insurance products and services to the property and casualty insurance markets in the United States.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

AmerUs Group Co., headquartered in Des Moines, Iowa, is a holding company engaged in marketing, underwriting and distributing life insurance, annuities and related products to individuals throughout the United States, the District of Columbia and the Virgin Islands.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Bell Microproducts Inc., headquartered in San Jose, California, is a value-added distributor of storage products and systems, semiconductors and computer products and peripherals. The company markets and distributes its products at various levels of integration, from raw components to fully integrated, tested and certified systems.

Bowater Incorporated, headquartered in Greenville, South Carolina, manufactures, sells and distributes newsprint, directory paper, uncoated groundwood specialties, coated groundwood paper, market pulp and lumber.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Central Parking Corporation, headquartered in Nashville, Tennessee, owns, operates and manages parking facilities worldwide.

Chesapeake Corporation, headquartered in Richmond, Virginia, supplies specialty paperboard packaging and plastic packaging products.

CIBER, Inc., headquartered in Greenwood Village, Colorado, and its subsidiaries provide information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

EnPro Industries, Inc., headquartered in Charlotte, North Carolina, designs, develops, manufactures and markets proprietary engineered industrial products, including sealing products; self-lubricating, non-rolling, metal polymer bearing products; air compressor systems and vacuum pumps, and heavy-duty diesel and natural gas engines.

Flagstar Bancorp, Inc., headquartered in Troy, Michigan, is a holding company for Flagstar Bank, FSB, which provides mortgage and retail banking services.

Glatfelter, headquartered in York, Pennsylvania, and its subsidiaries manufacture specialty papers and engineered products. The company's product offerings include papers for tea bags and coffee filters, trade book publishing, specialized envelopes, playing cards, pressure-sensitive postage stamps, metallized labels for beer bottles, and digital imaging applications.

Hanover Compressor Company, headquartered in Houston, Texas, provides natural gas compression rental, operations and maintenance services in the United States and certain international markets. The company's compression services are complemented by its compressor and oil and gas production equipment fabrication operations and gas processing, gas treatment, gas measurement and power generation services.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

IndyMac Bancorp, Inc., headquartered in Pasadena, California, is in the business of design, manufacturing and distribution of cost-efficient financing for the acquisition, development and improvement of single-family homes.

Infinity Property & Casualty Corporation, headquartered in Birmingham, Alabama, a holding company, primarily provides personal automobile insurance products with emphasis on nonstandard auto insurance in the United States.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

LaBranche & Co Inc., headquartered in New York, New York, is a broker/dealer specialist with the New York Stock Exchange. The company helps maintain a fair and orderly market in specific securities by matching buyers and sellers and trading for their own account.

LandAmerica Financial Group, Inc., headquartered in Richmond, Virginia, is the holding company for Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company. The company issues title insurance policies and provides other real estate-related services for both residential and commercial customers in the United States, Canada, Mexico and the Caribbean.

Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates a variety of full service, casual dining restaurants under the names "Cadillac," "The Crab House," "Joe's Crab Shack," "Landry's Seafood House," "Rainforest Cafe" and Willie G's." The company is also the developer and operator of the Kemah Boardwalk development in Texas.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

Leucadia National Corporation, headquartered in New York, New York, through its subsidiaries, engages in telecommunications, healthcare services, manufacturing, banking and lending, real estate, and winery businesses.

McDATA Corporation, headquartered in Broomfield, Colorado, provides data infrastructure solutions that enable companies to manage enterprise data.

MPS Group, Inc., headquartered in Jacksonville, Florida, provides staffing, consulting, and business solutions in the United States, Canada, the United Kingdom, and continental Europe.

Myers Industries, Inc., headquartered in Akron, Ohio, designs, manufactures and markets reusable plastic storage systems and other products for distribution, storage and material handling applications.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

NCO Group, Inc., headquartered in Horsham, Pennsylvania, provides business process outsourcing services, primarily focused on accounts receivable management and customer relationship management.

O'Charley's Inc., headquartered in Nashville, Tennessee, owns and operates "O'Charley's" restaurants located in 13 southern and midwestern states, and "Stoney River Legendary Steaks" restaurants in suburban Atlanta, Georgia.

Ohio Casualty Corporation, headquartered in Fairfield, Ohio, is engaged in the property and casualty insurance business.

Old Republic International Corporation, headquartered in Chicago,
Illinois, is a holding company engaged in the underwriting and managing of property and liability, life and disability, title, and mortgage guaranty insurance.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

The PMI Group, Inc., headquartered in San Francisco, California, is a holding company that offers residential mortgage insurance domestically and internationally, title insurance, financial guaranty reinsurance and other residential lender services.

Polycom, Inc., headquartered in Milpitas, California, develops, manufactures and markets communication tools and network solutions that enable business users to realize video, voice and data over converged networks.

PolyOne Corporation, headquartered in Avon Lake, Ohio, serves as a polymer services company worldwide.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.

Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, manufactures and distributes folding fiber partitions, cartons, corrugated containers and displays, laminated paperboard products, plastic packaging, recycled paperboard and corrugating medium to nondurable good producers.

Ryerson Tull, Inc., headquartered in Chicago, Illinois, distributes and processes metals and other materials throughout the United States.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

Smithfield Foods, Inc., headquartered in Smithfield, Virginia, operates as a producer, manufacturer, marketer, seller and distributor of a variety of fresh pork and processed meat products both domestically and in Canada, France, Japan, Mexico and Poland.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

SOURCECORP, headquartered in Dallas, Texas, provides business process outsourcing solutions in document and information management, and knowledge-based processing and/or consulting solutions in the United States.

Spherion Corporation, headquartered in Fort Lauderdale, Florida, provides staffing, recruiting, and workforce solutions in North America.

Steel Technologies Inc., headquartered in Louisville, Kentucky, processes flat-rolled steel to specified close tolerances for industrial customers who require steel of precise thickness, width, temper, finish and shape for their manufacturing purposes. The company purchases commercial tolerance steel from primary producers, and further processes it to customer specifications.

Stewart Information Services Corporation, headquartered in Houston, Texas, is principally engaged in the issuance of title insurance on homes and other real property through locations in all 50 states, Washington, D.C. and several foreign countries.

SWS Group, Inc., headquartered in Dallas, Texas, provides securities transaction processing to broker/dealers; securities brokerage to individuals and institutions; investment banking services to municipal and corporate clients; fixed income and equity securities trading; and asset management and trust services.

Texas Industries, Inc., headquartered in Dallas, Texas, is a supplier of construction materials through two business segments: cement, aggregate and concrete products (the CAC segment); and structural steel and specialty bar products (the Steel segment).

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs, overhauls and distributes aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units, avionics and aircraft instruments.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Yellow Roadway Corporation, headquartered in Overland Park, Kansas, provides transportation services primarily to the less-then-truckload market throughout North America. Its principal operating subsidiaries are Yellow Freight System, Saia Motor Freight Line, Jevic
Transportation, WestEx and Action Express.



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Alderwoods Group, Inc., headquartered in Cincinnati, Ohio, operates funeral homes and cemeteries in North America.

AngioDynamics, Inc., headquartered in Queensbury, New York, engages in the design, development, manufacture and marketing of medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease.

Aspect Medical Systems, Inc., headquartered in Newton, Massachusetts, develops, manufactures and markets an anesthesia monitoring system (BIS system) that allows clinicians to assess and manage a patient's level of consciousness in the operating room and intensive care settings and administer the amount of anesthesia needed by each patient.

Asset Acceptance Capital Corp., headquartered in Warren, Michigan, engages in the purchase and collection of defaulted or charged-off accounts receivable portfolios.

Aviall, Inc., headquartered in Dallas, Texas, is an independent global provider of new aviation parts and related aftermarket services through its subsidiary, Aviall Services, Inc. The company also provides a global electronic marketplace servicing the aviation, marine and defense industries, enabling subscribers to buy and sell parts and services through its subsidiary, Inventory Locator Service, Inc.

Bluegreen Corporation, headquartered in Boca Raton, Florida, is a marketer of vacation and residential lifestyle choices through its resorts and residential land and golf businesses.

Brightpoint, Inc., headquartered in Plainfield, Indiana, is a distributor of wireless devices and accessories, and provides logistics services to mobile operators with operations centers and/or sales offices in various countries, including Australia, Colombia, Finland, France, Germany, India, New Zealand, Norway, the Philippines, the Slovak Republic, Sweden, United Arab Emirates and the United States.

Callon Petroleum Company, headquartered in Natchez, Mississippi, engages in the exploration, development, acquisition, and production of oil and gas properties.

Captiva Software Corporation, headquartered in San Diego, California, engages in the development, marketing, and service of input management software to automate and manage the capture of external information into an organization's internal computing systems.

Cascade Corporation, headquartered in Fairview, Oregon, engages in the manufacture of materials-handling load engagement devices and related replacement parts primarily for the lift truck industry worldwide.

Computer Programs and Systems, Inc., headquartered in Mobile, Alabama, is a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the demands of small and mid-size hospitals.

Delta Petroleum Corporation, headquartered in Denver, Colorado, is engaged in the acquisition, exploration, development and production of oil and gas properties.

DJ Orthopedics Incorporated, headquartered in Vista, California, is a medical device company specializing in rehabilitation and regeneration products for the non-operative orthopedic and spine markets.

eCollege.com, headquartered in Chicago, Illinois, provides information services to the post-secondary education industry primarily in the United States and Canada.

Edge Petroleum Corporation, headquartered in Houston, Texas, is an oil and natural gas company engaged in the exploration, development, acquisition and production of crude oil and natural gas properties in the United States.

Euronet Worldwide, Inc., headquartered in Leawood, Kansas, is a provider of secure electronic financial transactions solutions, offering outsourcing and consulting services, integrated electronic funds transfer software, network gateways and electronic prepaid processing services to financial institutions, mobile operators and retailers.

Gardner Denver Inc., headquartered in Quincy, Illinois, manufactures reciprocating, rotary and vane compressors and blowers for industrial applications, and pumps for petroleum and other industrial applications.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

Genesco Inc., headquartered in Nashville, Tennessee, is a retailer and wholesaler of branded footwear. The company operates retail stores principally under the names of "Journeys," "Johnston and Murphy" and "Jarman."

Goodrich Petroleum Corporation, headquartered in Houston, Texas, and subsidiaries engage in the exploration, exploitation, development, and production of oil and natural gas. The company primarily focuses on east Texas and northwest Louisiana, and the transition zone of south Louisiana.

Greatbatch Inc., headquartered in Clarence, New York, is a developer and manufacturer of batteries, capacitors, feedthroughs, enclosures and other components used in implantable medical devices.

Hibbett Sporting Goods, Inc., headquartered in Birmingham, Alabama, operates a chain of full-line athletic sporting goods stores in small to mid-sized markets predominantly in the southeast, mid-Atlantic and midwest. The stores sell athletic footwear, apparel and equipment. The company operates under the names "Hibbett Sports" and "Sports & Co."

Ixia, headquartered in Calabasas, California, is a provider of multi-port traffic generation and performance analysis systems for the high-speed data communications market, including the Internet infrastructure and local, metropolitan and wide area networks.

LKQ Corporation, headquartered in Chicago, Illinois, engages in the purchase, procurement, sale, and distribution of recycled original equipment manufacturer automotive parts and aftermarket collision automotive replacement parts in the United States.

McGrath Rentcorp, headquartered in Livermore, California, provides modular buildings for classroom and office space, and test equipment for general purpose and communications needs.

Microstrategy Incorporated, headquartered in McLean, Virginia, provides business intelligence software that enables companies to analyze the raw data stored across their enterprise to identify the trends and insights.

Mobile Mini, Inc., headquartered in Tempe, Arizona, designs and makes portable steel storage containers, portable offices and telecommunications shelters; acquires and refurbishes ocean-going shipping containers for sale and leasing; and designs and makes delivery systems to complement storage container sales and leasing activities.

Monarch Casino & Resort, Inc., headquartered in Reno, Nevada, through its wholly owned subsidiary, Golden Road Motor Inn, Inc., engages in the ownership and operation of the Atlantis Casino Resort, a hotel/casino facility in Reno, Nevada.

Oregon Steel Mills, Inc., headquartered in Portland, Oregon, engages in the manufacture and marketing of specialty and commodity steel products.

Pacer International, Inc., headquartered in Concord, California, is a truck broker and an intermodal marketing company that facilitates the movement of freight by trailer or container using two or more modes of transportation.

PainCare Holdings, Inc., headquartered in Orlando, Florida, through its subsidiaries, provides pain management solutions in the United States. The company's solutions include minimally invasive spine surgery, orthopedic rehabilitation, ambulatory surgery centers, electrodiagnostic medicine, and diagnostic imaging services.

Papa John's International, Inc., headquartered in Louisville, Kentucky, engages in the operation and franchise of pizza delivery and carryout restaurants under the trademark "Papa John's" in the United States and internationally.

Petrohawk Energy Corporation, headquartered in Houston, Texas, engages in the acquisition, development, production, and exploration of natural gas and oil properties in North America.

Progress Software Corporation, headquartered in Bedford, Massachusetts, develops, markets and distributes software to simplify and accelerate the development, deployment, integration and management of business applications.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

SFBC International, Inc., headquartered in Miami, Florida, provides pharmaceutical and biotechnology companies with specialized drug development services primarily in the areas of Phase I and Phase II clinical trials and bioanalytical laboratory services.

Symbion, Inc., headquartered in Nashville, Tennessee, owns interests in limited partnerships and limited liability companies that own and operate surgery centers in joint ownership with physicians and physician groups, hospitals and hospital networks.

United Fire & Casualty Company, headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

Universal Forest Products, Inc., headquartered in Grand Rapids,
Michigan, engineers, manufactures, treats and distributes lumber products for the do-it-yourself (DIY), manufactured housing, industrial, wholesale and site-built construction markets.

Ventiv Health, Inc., headquartered in New York, New York, provides global marketing and sales services for pharmaceutical, biotechnology, medical device, and diagnostics companies.


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Advanced Neuromodulation Systems, Inc., headquartered in Plano, Texas, designs, develops, manufactures and markets advanced implantable neuromodulation devices that deliver electrical current or drugs directly to targeted areas of the body to manage chronic pain.

Building Materials Holding Corporation, headquartered in San Francisco, California, specializes in providing construction services, manufacturing building components and installation, value engineering, and lumber and high-quality building materials to residential builders across the United States. The company's business focuses on both high-volume production homebuilders with national operations and low-volume custom production homebuilders.

Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.

Cal Dive International, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Chesapeake Energy Corporation, headquartered in Oklahoma City, Oklahoma, is engaged in the exploration and production of oil and natural gas.

Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.

Columbus McKinnon Corporation, headquartered in Amherst, New York, is a manufacturer and marketer of hoists, cranes, chain, conveyors, material handling systems, lift tables and component parts serving a wide variety of commercial and industrial end markets.

CONSOL Energy Inc., headquartered in Pittsburgh, Pennsylvania, is a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Eagle Materials Inc., headquartered in Dallas, Texas, a holding company, produces various basic construction products used in residential, industrial, commercial and infrastructure applications in the United States.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

Florida Rock Industries, Inc., headquartered in Jacksonville, Florida, and its subsidiaries are principally engaged in the production and sale of ready mixed concrete, the mining, processing and sale of sand, gravel and crushed stone (construction aggregates), and the production and sale of portland and masonry cement.

Intergraph Corporation, headquartered in Huntsville, Alabama, designs, makes and supports complete interactive computer graphics systems, which are also referred to as computer aided engineering, computer aided design and computer aided manufacturing systems.

KB HOME, headquartered in Los Angeles, California, is a builder of single-family homes, with domestic operations in six western states and international operations in France.

Lone Star Technologies, Inc., headquartered in Dallas, Texas, manufactures and markets oilfield casing, tubing, and line pipe through its subsidiaries. Products also include specialty tubing used in a variety of heat recovery applications, as well as flat rolled steel and other tubular products. The company markets its products to the oil and gas drilling industry and other industries.

Mentor Corporation, headquartered in Santa Barbara, California, develops, manufactures, and markets a broad range of products for the medical specialties of plastic, reconstructive and general surgery as well as urology. The company's products include a line of implantable prostheses for plastic and reconstructive surgery and capital equipment used in soft tissue aspiration. Urologic products include disposable and surgical products for the management of urinary incontinence, surgically implantable prostheses for the treatment of impotence and brachytherapy seeds for the treatment of prostate cancer.

Newfield Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties located principally in the Gulf of Mexico.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Peabody Energy Corporation, headquartered in St. Louis, Missouri, mines and markets predominantly low-sulphur coal, primarily for use by electric utilities. The company also trades coal and emission allowances.

Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

Standard Pacific Corp., headquartered in Irvine, California, is a geographically diversified builder of single-family homes throughout the metropolitan markets of California, Arizona and Texas.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 1015, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1015, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 30, 2005.

                              FT 1015

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By  Jason T. Henry
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     )
                           Corporation, the   )  September 30, 2005
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )  Jason T. Henry
                           General Partner of )  Attorney-in-Fact**
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  3   to
Registration Statement No. 333-126498 of FT 1015 of our report dated September 30, 2005, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
September 30, 2005

                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1015 and certain subsequent Series, effective September 30, 2005 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator,  and First Trust Advisors L.P., as  Portfolio
         Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7